Form 10-K, Exhibit 13
period 1996-12-28
DEPARTMENT 56 INC
filed 1997-03-28
CIK 902270

                                     FIVE-YEAR SUMMARY

                                                                                                                  Predecessor
                                                                  Company                                           Company
                                 ------------------------------------------------------------------------------  --------------
                                 YEAR ENDED   YEAR ENDED   YEAR ENDED   YEAR ENDED   YEAR ENDED   OCT. 4, 1992-  DEC. 29, 1991-
(IN THOUSANDS, EXCEPT             DEC. 28,     DEC. 30,     DEC. 31,      JAN. 1,      JAN. 2,      JAN. 2,          OCT.3,
PER SHARE AMOUNTS)                 1996 (1)    1995 (1)     1994 (1)     1994 (1)     1993 (1,2)     1993            1992
-------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS                                                             (PRO FORMA
                                                                                      FOR THE
                                                                                     ACQUISITION)

Net sales                         $228,775     $252,047     $217,865     $184,359     $150,754    $  24,600       $125,713

Cost of sales                       95,190      110,008       98,480       87,331       74,958       12,967         62,485
-------------------------------------------------------------------------------------------------------------------------------
Gross profit                       133,585      142,039      119,385       97,028       75,796       11,633         63,228

Operating expenses:
 Selling, general and
  administrative                    48,306       47,889       41,831       34,670       29,151        7,537         20,678
 Performance bonuses(3)                 --           --           --           --          450           --          6,658
 Amortization of goodwill
  and trademarks                     4,577        4,577        4,577        4,575        4,568        1,150             --

 Nonrecurring charges(4)                --           --           --           --           --           --         28,350
 Recovery of import duties(5)         (453)      (2,872)          --           --           --           --             --
-------------------------------------------------------------------------------------------------------------------------------
Total operating expenses            52,430       49,594       46,408       39,245       34,169        8,687         55,686
-------------------------------------------------------------------------------------------------------------------------------
Income from operations              81,155       92,445       72,977       57,783       41,627        2,946          7,542
Other expense (income):
 Interest expense                    6,063        9,582       12,629       16,143       16,339        4,341            790

 Other, net                           (648)        (439)        (837)      (1,030)      (1,044)        (304)          (503)
-------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income
 taxes and extraordinary item       75,740       83,302       61,185       42,670       26,332       (1,091)         7,255

Provision (benefit) for
 income taxes                       29,796       33,737       25,086       17,673       11,168          (24)         6,887
-------------------------------------------------------------------------------------------------------------------------------
Income (loss) before
 extraordinary item                 45,944       49,565       36,099       24,997       15,164       (1,067)           368

Extraordinary charge due
 to refinancing of debt(6)              --        1,312           --           --           --           --             --
-------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                $  45,944    $  48,253    $  36,099    $  24,997    $  15,164   $   (1,067)        $  368
                                 ---------------------------------------------------------------------------        -----------
Income (loss) before extra--

 ordinary item per share         $    2.11    $    2.28    $    1.67    $    1.16    $     .70   $     (.05)           --
                                 ---------------------------------------------------------------------------        -----------
Net income (loss) per share      $    2.11    $    2.22    $    1.67    $    1.16    $     .70   $     (.05)           --
                                 ---------------------------------------------------------------------------        -----------


                                  DEC. 28,      DEC. 30,     DEC. 31,    JAN. 1,                     JAN. 2,
                                    1996          1995        1994        1994                        1993
--------------------------------------------------------------------------------                     --------
BALANCE SHEET DATA
Working capital                  $ 67,997      $ 36,015    $ 13,362     $ 26,392                     $ 61,697
Total assets                      285,733       259,085     239,680      234,893                      275,370
Long-term debt, including
 current maturities                60,000        80,000     113,000      148,000                      213,000

Total stockholders' equity(7)     196,757       150,286     100,305       61,731                       37,158
-------------------------------------------------------------------------------------------------------------



(1) THE YEARS ENDED JANUARY 1, 1994, DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996 WERE 52-WEEK PERIODS AND THE YEAR ENDED JANUARY 2, 1993 WAS A 53-WEEK PERIOD.

(2) IN OCTOBER 1992, D 56, INC. (THE PREDECESSOR COMPANY) WAS ACQUIRED BY CORPORATIONS FORMED BY AFFILIATES OF FORSTMANN LITTLE & CO. (THE ACQUISITION).THE PRO FORMA STATEMENT OF OPERATIONS FOR THE YEAR ENDED JANUARY 2, 1993 IS BASED ON THE ASSUMPTION THAT THE ACQUISITION HAD OCCURRED ON
DECEMBER 29, 1991. THE PRO FORMA DATA INCLUDES THE EFFECTS OF ADJUSTMENTS TO HISTORICAL ASSET VALUES AS REQUIRED BY THE PURCHASE ACCOUNTING METHOD, ADJUSTMENTS TO INTEREST EXPENSE TO REFLECT FINANCING COSTS OF THE
ACQUISITION, AMORTIZATION OF INTANGIBLES RELATED TO THE ACQUISITION,
ADJUSTMENTS TO ELIMINATE PERFORMANCE BONUS PAYMENTS RELATED TO PREDECESSOR COMPANY EMPLOYMENT CONTRACTS THAT WERE TERMINATED IN CONNECTION WITH THE ACQUISITION, ADJUSTMENTS FOR NONRECURRING COSTS INCURRED BY THE PREDECESSOR COMPANY AND THE RELATED INCOME TAX EFFECT OF THE PRECEDING ITEMS.

(3) REFLECTS PERFORMANCE BONUSES THAT THE PREDECESSOR COMPANY PAID IN CONNECTION WITH EMPLOYMENT AGREEMENTS IT HAD WITH CERTAIN OFFICERS, WHICH AGREEMENTS WERE TERMINATED IN CONNECTION WITH THE ACQUISITION.

(4) NONRECURRING CHARGES INCLUDE PAYMENTS TO TERMINATE EMPLOYMENT CONTRACTS, SPECIAL BONUSES AND COSTS INCURRED BY THE PREDECESSOR COMPANY IN CONNECTION WITH THE ACQUISITION.

(5) REFLECTS REFUNDS OF CUSTOM DUTIES AND INTEREST THAT THE COMPANY RECEIVED RELATED TO CERTAIN MERCHANDISE IMPORTED INTO THE UNITED STATES FROM 1989 TO 1994.(SEE NOTE 8 TO THE CONSOLIDATED FINANCIAL STATEMENTS.)

(6) REFLECTS AN EXTRAORDINARY CHARGE THE COMPANY INCURRED IN CONNECTION WITH ITS REFINANCING OF DEBT. (SEE NOTE 4 TO THE CONSOLIDATED FINANCIAL STATEMENTS.)

(7) SINCE THE ACQUISITION, THE COMPANY HAS NOT DECLARED OR PAID DIVIDENDS ON ITS COMMON STOCK. THE COMPANY DOES NOT ANTICIPATE PAYING DIVIDENDS IN THE FORESEEABLE FUTURE. AS A HOLDING COMPANY, THE ABILITY OF THE COMPANY TO PAY CASH DIVIDENDS WILL DEPEND UPON THE RECEIPT OF DIVIDENDS OR OTHER PAYMENTS FROM ITS SUBSIDIARIES. THE REVOLVING CREDIT AGREEMENT OF D 56, INC. PERMITS IT TO DECLARE AND PAY CASH DIVIDENDS (SUBJECT TO CERTAIN LIMITATIONS) TO THE COMPANY WHICH MAY THEN BE DECLARED AND PAID TO HOLDERS OF COMMON STOCK.

                   Department 56, Inc.    11    1996 Annual Report

           Management's Discussion and Analysis



RESULTS OF OPERATIONS
------------------------------------------

COMPARISON OF RESULTS
OF OPERATIONS 1996 TO 1995

NET SALES    Net sales decreased $23.3 million, or 9%, from $252.0 million in
1995 to $228.8 million in 1996. This decrease was due principally to a decrease in volume. Sales of Village Series products decreased 12% from 1995 to 1996, while General Giftware product sales decreased 3% during the same period. Village Series products continued to account for the most significant portion of the Company's sales, 67% in 1996 versus 69% in 1995.

GROSS PROFIT Gross Profit decreased $8.5 million, or 6%, between 1995 and 1996. Gross profit as a percentage of sales increased from approximately 56% in 1995 to approximately 58% in 1996, principally due to increased manufacturing efficiencies and lower volume discounts as a percent of sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES    Selling, general and
administrative expenses increased $.4 million, or 1%, between 1995 and 1996 principally due to an 18% increase in marketing expense and inflationary increases in administrative expenses, offset by a 7% decrease in commission expense. Selling, general and administrative expenses as a percentage of sales increased from approximately 19% in 1995 to approximately 21% in 1996.

RECOVERY OF IMPORT DUTIES, NET    The Company received net refunds of $.5
million and $2.9 million in custom duties and related interest during 1996 and 1995, respectively. The duties pertained to certain merchandise imported into the United States from 1989 to 1994.

                                                               1996                    1995                   1994
                                                       ---------------------   --------------------    --------------------
                                                                  PERCENT OF             PERCENT OF              PERCENT OF
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                DOLLARS     NET SALES   DOLLARS   NET SALES     DOLLARS    NET SALES
-------------------------------------------------      ---------------------   --------------------    --------------------
Net sales                                               $228.8       100%       $252.0      100%       $217.9      100%
Gross profit                                             133.6        58         142.0       56         119.4       55
Selling, general and administrative expenses              48.3        21          47.9       19          41.8       19
Amortization of goodwill and trademarks                    4.6         2           4.6        2           4.6        2
Recovery of import duties                                  (.5)       --          (2.9)     (1)            --       --
Income from operations                                    81.2        35          92.4       37          73.0       33
Interest expense                                           6.1         3           9.6        4          12.6        6
Other, net                                                 (.6)       --           (.4)      --           (.8)      --
Income before income taxes and extraordinary item         75.7        33          83.3       33          61.2       28
Provision for income taxes                                29.8        13          33.7       13          25.1       12
Income before extraordinary item                          45.9        20          49.6       20          36.1       17
Extraordinary charge due to refinancing of debt             --        --           1.3        1            --       --
Net income                                                45.9        20          48.3       19          36.1       17
Income before extraordinary item per share                2.11                    2.28                   1.67
Net income per share                                      2.11                    2.22                   1.67
Operating cash flow(1)                                    88.1                    99.1                   79.7


(1) EARNINGS BEFORE INTEREST, INCOME TAX, DEPRECIATION AND AMORTIZATION
EXPENSES.

                   Department 56, Inc.    12    1996 Annual Report

Management's Discussion and Analysis

INCOME FROM OPERATIONS   Income from operations decreased $11.3 million, or
12%, from 1995 to 1996 due to the factors described above. Operating margins decreased from 37% of net sales in 1995 to 35% of net sales in 1996.

INTEREST EXPENSE Interest   expense decreased $3.5 million, or 37%, between
1995 and 1996 principally due to the prepayment of $33 million of debt during 1995, decreased interest rates in 1996 and reduced borrowings under the revolving line of credit in 1996.

PROVISION FOR INCOME TAXES The effective income tax rate was 40.5% and 39.3% during 1995 and 1996, respectively.

COMPARISON OF RESULTS
OF OPERATIONS 1995 TO 1994

NET SALES   Net sales increased $34.2 million, or 16%, from $217.9 million in
1994 to $252.0 million in 1995. This increase was due principally to an increase in volume. Sales of Village Series products increased 17% from 1994 to 1995, while General Giftware product sales increased 12% during the same period. Village Series products accounted for 69% of the Company's sales in both 1995 and 1994.

The increase in the sales volume of Village Series products during 1995 resulted from continued strong customer demand which was supported by the introduction of new lighted pieces.

In General Giftware products, sales increased at a lower rate than the Company's overall sales due principally to a reduction in the growth rate of the Company's Christmas Trim products.

GROSS PROFIT   Gross Profit increased $22.7 million, or 19%, between 1994 and
1995. Gross profit as a percentage of sales increased from approximately 55% in 1994 to approximately 56% in 1995, principally as a result of reduced import duties resulting from the United States' implementation of GATT, effective January 1, 1995 and certain manufacturing efficiencies.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES   Selling, general and
administrative expenses increased $6.1 million, or 14%, between 1994 and 1995, and remained relatively constant at 19% of sales in both periods. The increase in expenses was primarily due to higher sales and marketing expenses, including commissions, on the Company's higher sales volume. These expenses typically vary in proportion to the Company's sales.

RECOVERY OF IMPORT DUTIES, NET   The Company received a net refund of $2.9
million in custom duties and related interest during 1995. The duties pertained to certain merchandise imported into the United States from 1989 to 1994.

INCOME FROM OPERATIONS   Income from operations increased $19.5 million, or
27%, from 1994 to 1995 due to the factors described above. Operating margins increased from 33% of net sales in 1994 to 37% of net sales in 1995.

INTEREST EXPENSE   Interest expense decreased $3.0 million, or 24%, between
1994 and 1995 due to the prepayment of $40 million of long-term debt on December 31, 1994.

PROVISION FOR INCOME TAXES   The effective income tax rate was 41.0% and
40.5% during 1994 and 1995, respectively.

EXTRAORDINARY CHARGE DUE TO REFINANCING OF DEBT   The Company refinanced its
long-term debt in February, 1995. In connection therewith, the Company recorded an extraordinary charge of $1.3 million, net of a tax benefit of $0.9 million, or $0.06 per share.


                   Department 56, Inc.    13    1996 Annual Report

                     Management's Discussion and Analysis


SEASONALITY

Historically, principally due to the timing of wholesale trade shows early in the calendar year and the limited supply of the Company's products, the Company has received the majority of its total annual customer orders during the first quarter of each year. The Company entered 71% and 76% of its total annual customer orders for 1996 and 1995, respectively, during the first quarter of each of those years. Cancellations of total annual customer orders were approximately 6% and 7% in 1996 and 1995, respectively. The Company's backlog was $7.2 million and $11.0 million at December 28, 1996 and December 30, 1995, respectively.

The Company shipped and recorded as net sales approximately 92% and 91% of its annual customer orders in 1996 and 1995, respectively. Orders not ship-ped in a particular year, net of cancellations, returns, allowances and cash discounts, are carried into backlog for the following year and have historically been orders for Spring and Easter products.

The Company receives products, pays its suppliers and ships products throughout the year, although historically the majority of shipments occur in the second and third quarters as retailers stock merchandise in anticipation of the holiday season. As a result of this seasonal pattern, the Company generally records its highest sales during the second and third quarters of each year. The Company expects this seasonal pattern to continue for the foreseeable future. The Company can experience fluctuations in quarterly sales growth and related net income compared with the prior year due to the timing of receipt of product from suppliers and subsequent shipment of product from the Company to customers, as well as the timing of orders placed by customers. The Company is not managed to maximize quarter-to-quarter results, but rather to achieve broader, long-term annual growth objectives which are consistent with the Company's business strategy.


                                                     1996                                            1995
(IN MILLIONS, EXCEPT           ----------------------------------------------  ----------------------------------------------
 PER SHARE AMOUNTS)            1ST QTR.  2ND QTR.  3RD QTR.  4TH QTR.   TOTAL  1ST QTR.  2ND QTR.  3RD QTR.  4TH QTR.  TOTAL
-----------------------------------------------------------------------------  ----------------------------------------------
Customer orders entered1        $177.5    $35.3     $28.3     $7.7     $248.8   $209.9     $30.0     $27.3    $8.6     $275.8

Net sales                         59.0     75.3      60.2     34.3      228.8     53.0      74.8      77.0    47.2      252.0

Gross profit                      33.8     44.3      34.8     20.7      133.6     29.7      42.4      43.6    26.3      142.0

Selling, general and
 administrative expenses          11.5     13.0      11.7     12.1       48.3     10.0      12.2      11.8    13.9       47.9

Amortization of goodwill
 and trademarks                    1.1      1.1       1.2      1.2        4.6      1.1       1.1       1.2     1.2        4.6

Recovery of import duties, net     (.2)      --       (.3)      --        (.5)      --        --      (2.8)    (.1)      (2.9)

Income from operations            21.4     30.2      22.2      7.4       81.2     18.5      29.1      33.4    11.4       92.4

Income before
 extraordinary item               12.2     17.3      12.3      4.1       45.9      9.9      15.9      18.2     5.6       49.6

Net income                        12.2     17.3      12.3      4.1       45.9      8.6      15.9      18.2     5.6       48.3

Income before extraordinary
 item per share                   0.56     0.79      0.57     0.19       2.11     0.46      0.73      0.84    0.25       2.28

Net income per share              0.56     0.79      0.57     0.19       2.11     0.40      0.73      0.84    0.25       2.22


(1) CUSTOMER ORDERS ENTERED ARE ORDERS RECEIVED AND APPROVED BY THE COMPANY, SUBJECT TO CANCELLATION FOR VARIOUS REASONS INCLUDING CREDIT CONSIDERATIONS, INVENTORY SHORTAGES, AND CUSTOMER REQUESTS.

               Department 56, Inc.    14    1996 Annual Report

LIQUIDITY AND CAPITAL RESOURCES

In February 1995, the Company entered into a new credit agreement providing a $100 million term loan and a revolving line of credit. In connection therewith, the Company recorded an extraordinary charge of $1,312,000, net of tax, to write off deferred financing costs during the first quarter of 1995. The Company used the proceeds of the term loan combined with $8 million of the revolving line of credit to refinance its subordinated debt. The term loan is due and payable in installments of $20 million, payable in December of each year. At December 28, 1996, the term loan outstanding was $60 million.

The Company believes that its internally generated cash flow and seasonal borrowings under the revolving line of credit will be adequate to fund operations, capital expenditures, and required principal payments on its term loan for the next twelve months.

The revolving line of credit provides for borrowings of up to $90 million including letters of credit. The letters of credit are issued primarily in connection with inventory purchases. The credit agreement contains numerous financial and operating covenants, including restrictions on incurring indebtedness and liens, entering into any transaction to acquire or merge with any entity or making certain other fundamental changes, selling property, incurring capital expenditures and paying dividends. In addition, D 56, Inc., the Company's principal operating subsidiary, is required to satisfy consolidated net worth, interest coverage ratio and current ratio tests, in each case at the end of each fiscal quarter. The available borrowings under the revolving line of credit were $87,615,000 at December 28, 1996.

Consistent with customary practice in the giftware industry, the Company offers extended accounts receivable terms to many of its customers. This practice has typically created significant working capital requirements in the second and third quarters which the Company has generally financed with available cash, internally generated cash flow and seasonal borrowings. The Company's bad debt experience relating to these accounts receivable has not been material.

The Company's cash and cash equivalents balances peak in December, following the collection in November and December of accounts receivable with extended payment terms. Cash and cash equivalents balances increased from $7.8 million at December 30, 1995 to $46.4 million at December 28, 1996 principally due to the increase in net cash provided by operating activities and a decrease in net principal payments on long-term debt in 1996 as compared to 1995.

Accounts receivable increased from $34.3 million at December 30, 1995 to $35.6 million at December 28, 1996 principally due to a higher percentage of 1996 sales qualifying for extended terms.

During 1996, the Company reduced its inventory levels as a result of the decrease in sales volume in 1996 as compared to 1995 and took a more cautious approach to inventory purchases. Inventories decre-ased from $29.1 million at December 30, 1995 to $20.5 million at December 28, 1996.

Capital expenditures were $1.5 million, $1.6 million and $2.6 million for 1996, 1995 and 1994, respectively.

Operating cash flow, defined as earnings before interest, income tax, depreciation and amortization expenses, decreased $11.0 million, or 11%, from $99.1 million in 1995 to $88.1 million in 1996. The decrease was principally due to the decrease in income from operations.

On December 10, 1996, the Board of Directors of the Company authorized a stock repurchase program. The program allows the repurchase in the open market of up to 1.5 million shares through the end of June 1998. The timing, prices and number of shares repurchased will be determined at the discretion of the Company's management based on its view of prevailing economic and market conditions.

                  Department 56, Inc.    15    1996 Annual Report

                        Management's Discussion and Analysis

FOREIGN EXCHANGE

The dollar value of the Company's assets abroad is not significant. The Company's sales are denom-inated in U.S. dollars and, as a result, are not subject to changes in exchange rates.

The Company imports its product from manufacturers located in the Pacific Rim, primarily China, Taiwan (Republic of China) and The Philippines. These transactions are principally denominated in U.S. dollars, except for imports from Taiwan which are principally denominated in New Taiwan dollars. The Company, from time to time, will enter into foreign exchange contracts or build foreign currency deposits as a partial hedge against currency fluctuations. The Company intends to manage foreign exchange risks to the extent possible and take appropriate action where warranted. The Company's costs could be adversely affected if the currencies of the countries in which the manufacturers operate appreciate significantly relative to the U.S. dollar.

Subsequent to December 28, 1996, the Company entered into $15.0 million of foreign exchange contracts to hedge 1997 New Taiwan dollar denominated inventory purchases. These contracts mature from January 1997 through December 1997 at a rate of approximately 27.50 NT$/US$.

EFFECT OF INFLATION

The Company continually attempts to minimize any effect of inflation on earnings by controlling its operating costs and selling prices. During the past few years, the rate of inflation has been low and has not had a material impact on the Company's results of operations.

RECENT DEVELOPMENTS

On February 20, 1997, the Company issued a press release stating, in relevant part: " `During [1996] we took some tough, but necessary steps to strengthen and protect our unique collectible brands by responding to excess retail inventory levels. Although substantial efforts were taken in 1996 to reduce inventory at retail, 1997 will continue to be a year of transition, as retailers work to further reduce their inventory,'
[said Susan Engel, President and CEO of Department 56].

As a result, dealer orders through February 15, 1997, are down 11% against the comparable period last year. While orders for new product introductions continue to be strong, first quarter reorders of existing products are down as dealer inventory levels are sufficient for many items. Also, the company purposely introduced fewer new Village pieces in January in order to balance the emphasis at retail between new and existing pieces with the goal of advancing the inventory reduction process. `We attribute the decline in orders to date primarily to a necessary and healthy correction in retail inventory levels,' Engel commented.

In addition, Engel said, `independent research suggests continuing growth in underlying consumer demand, as well as progress already made toward retail inventory reduction, supporting our confidence in the future.' Engel cited five findings:

     -    Retail sales of Department 56 collectible lines grew in 1996;

     -    Dealers expect continued retail sales growth in 1997;

     -    Dealers cite new collectors as an important reason for their growth;

     - Existing collectors continue to show enthusiasm for Department 56 collectible lines;

     - Dealers experienced a reduction in their retail inventory levels of current product."

                   Department 56, Inc.    16    1996 Annual Report

The Private Securities Litigation Reform Act of 1995 (the "Act") provides "safe harbor" status to certain statements that go beyond historical information and which may provide an indication of future results. The press release further stated: "The statements in this press release relating to matters that are not historical facts are `forward-looking statements' that involve risks and uncertainties. Among other assumptions, the forward-looking statements regarding retail inventory levels and consumer demand are based on market research conducted for the Company and assume that consumer demand and retail inventory levels will follow the findings of, and dealer statements made in, this research. Moreover, these forward-looking statements are also based on retail inventory reports from certain dealers of the Company's products and assume that such reports were correct when made and are reflective of the market as a whole. General and giftware industry economic conditions are also assumed to remain stable.

Actual results may vary from these forward-looking statements and the assumptions on which they are based. The forward-looking statements in this press release speak as of this date only. The Company undertakes no obligation to update such forward-looking statements or publish any forward-looking statements in the future."


                   Department 56, Inc.    17    1996 Annual Report

                          Consolidated Balance Sheets




(IN THOUSANDS, EXCEPT                                 DECEMBER 28,  DECEMBER 30,
PER SHARE AMOUNTS)                                        1996          1995
--------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                              $ 46,405      $7,805
  Accounts receivable, net of allowances of
   $10,264 and $6,884, respectively                        35,603      34,271
  Inventories                                              20,526      29,059
  Deferred taxes                                            5,048       4,476
  Other current assets                                      1,721       2,068
-----------------------------------------------------------------------------
     Total current assets                                 109,303      77,679
Property and equipment, net                                12,318      12,445
Goodwill, net of accumulated amortization of
 $17,554 and $13,425, respectively                        147,620     151,749
Trademarks, net of accumulated amortization of
 $1,902 and $1,454, respectively                           15,998      16,446
Other assets                                                  494         766
-----------------------------------------------------------------------------
                                                         $285,733    $259,085
                                                         --------    --------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt                      $ 20,000    $ 20,000
  Accounts payable                                          7,618       6,599
  Commissions payable                                       4,683       4,471

  Other current liabilities                                 9,005      10,594
-----------------------------------------------------------------------------
     Total current liabilities                             41,306      41,664
Deferred taxes                                              7,670       7,135
Long-term debt                                             40,000      60,000
Commitments (Note 6)
Stockholders' Equity:
 Preferred stock, $.01 par value; authorized
  20,000 shares; no shares issued                              --          --
 Common stock, $.01 par value; authorized
  100,000 shares; issued and
 outstanding 21,584 and 21,546 shares, respectively           216         215
 Additional paid-in capital                                42,315      41,803
 Unearned compensation on common stock options                 --         (14)

 Retained earnings                                        154,226     108,282
-----------------------------------------------------------------------------
     Total stockholders' equity                           196,757     150,286
-----------------------------------------------------------------------------
                                                         $285,733    $259,085
                                                         --------    --------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                   Department 56, Inc.    18    1996 Annual Report

                   Consolidated Statements of Income


(IN THOUSANDS, EXCEPT                                  YEAR ENDED           YEAR ENDED         YEAR ENDED
PER SHARE AMOUNTS)                                 DECEMBER 28, 1996     DECEMBER 30, 1995   DECEMBER 31, 1994
--------------------------------------------------------------------------------------------------------------

Net sales                                                $228,775             $252,047             $217,865

Cost of sales                                              95,190              110,008               98,480
-----------------------------------------------------------------------------------------------------------
 Gross profit                                             133,585              142,039              119,385
Operating expenses:
 Selling, general and administrative                       48,306               47,889               41,831
 Amortization of goodwill and trademarks                    4,577                4,577                4,577
 Recovery of import duties                                   (453)              (2,872)                  --
-----------------------------------------------------------------------------------------------------------
  Total operating expenses                                 52,430               49,594               46,408
-----------------------------------------------------------------------------------------------------------
Income from operations                                     81,155               92,445               72,977
Other expense (income):
 Interest expense                                           6,063                9,582               12,629
 Other, net                                                  (648)                (439)                (837)
-----------------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary item          75,740               83,302               61,185
Provision for income taxes                                 29,796               33,737               25,086
-----------------------------------------------------------------------------------------------------------
Income before extraordinary item                           45,944               49,565               36,099
Extraordinary charge due to refinancing of debt                --                1,312                   --
-----------------------------------------------------------------------------------------------------------
Net income                                               $ 45,944             $ 48,253             $ 36,099
                                                         --------------------------------------------------
Income before extraordinary item per share               $   2.11             $   2.28             $   1.67
                                                         --------------------------------------------------
Net income per share                                     $   2.11             $   2.22             $   1.67
                                                         --------------------------------------------------
Weighted average common and common
 equivalent shares outstanding                             21,759               21,747               21,649
                                                         --------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   Department 56, Inc.    19    1996 Annual Report

                            Consolidated Statements of Cash Flows


                                                       YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                       DECEMBER 28,   DECEMBER 30,   DECEMBER 31,
(IN THOUSANDS)                                            1996           1995            1994
-------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                              $ 45,944      $  48,253       $ 36,099
 Adjustments to reconcile net income to net
  cash provided by operating activities:
   Extraordinary charge                                        --          1,312             --
   Depreciation                                             1,721          1,609          1,296
   Amortization of goodwill, trademarks and
    other assets                                            4,577          4,577          5,254
   Provision for uncollectible accounts receivable          2,014          2,293          1,107
   Compensation expense - common stock options                 14            169            498
   Deferred taxes                                            (37)        (1,528)            203
   Changes in assets and liabilities:
    Accounts receivable                                   (3,349)       (12,605)       (11,511)
    Inventories                                             8,533        (8,693)        (2,971)
    Other assets                                              502            520          (361)
    Accounts payable                                        1,019          1,442             11
    Commissions payable                                       212            262            590
    Other current liabilities                             (1,379)          1,766          1,179
-----------------------------------------------------------------------------------------------
  Net cash provided by operating activities                59,771         39,377         31,394
-----------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES:
 Purchases of property and equipment                      (1,507)        (1,617)        (2,621)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from the exercise of common stock options           336            865          1,041
 Borrowings on revolving credit agreement                  34,338         36,500         97,577
 Principal payments on revolving credit agreement        (34,338)       (41,500)       (92,577)
 Proceeds from issuance of long-term debt                      --        100,000             --
 Principal payments on long-term debt                    (20,000)      (128,000)       (40,000)
-----------------------------------------------------------------------------------------------
  Net cash used in financing activities                  (19,664)       (32,135)       (33,959)
-----------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents       38,600          5,625        (5,186)
Cash and cash equivalents at beginning of period            7,805          2,180          7,366
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period               $ 46,405      $   7,805       $  2,180
                                                         --------------------------------------


See notes to consolidated financial statements.



                   Department 56, Inc.    20    1996 Annual Report

                                Consolidated Statements of Stockholders' Equity


                                                                                     UNEARNED
                                              COMMON STOCK          ADDITIONAL   COMPENSATION                        TOTAL
                                          ----------------------       PAID-IN      ON COMMON       RETAINED  STOCKHOLDERS'
(IN THOUSANDS)                            SHARES          AMOUNT       CAPITAL  STOCK OPTIONS       EARNINGS        EQUITY
---------------------------------------------------------------------------------------------------------------------------
Balance as of January 1, 1994             21,343           $213        $38,269          $(681)      $ 23,930       $ 61,731
 Net income                                   --             --             --             --         36,099         36,099
 Shares issued upon the exercise
  of common stock options                    132              2          1,975             --             --          1,977
 Common stock options vested                  --             --             --            498             --            498
---------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1994           21,475            215         40,244           (183)        60,029        100,305
 Net income                                   --             --             --             --         48,253         48,253
 Shares issued upon the exercise
  of common stock options                     71             --          1,559             --             --          1,559
 Common stock options vested                  --             --             --            169             --            169
---------------------------------------------------------------------------------------------------------------------------
Balance as of December 30, 1995           21,546            215         41,803            (14)       108,282        150,286
 Net income                                   --             --             --             --         45,944         45,944
 Shares issued upon the exercise
  of common stock options                     38              1            512             --             --            513
 Common stock options vested                  --             --             --             14             --             14
---------------------------------------------------------------------------------------------------------------------------
Balance as of December 28, 1996           21,584           $216        $42,315           $ --       $154,226       $196,757
                                          ---------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   Department 56, Inc.    21    1996 Annual Report

                   Notes to Consolidated Financial Statements
               (In thousands, except share and per share amounts)

1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS   The Company is engaged in the original design, importation, and wholesale distribution of specialty giftware products. The majority of the Company's products are developed and designed by the Company's in-house creative team and are manufactured for the Company by independently owned foreign manufacturers located primarily in the Pacific Rim. The Company's customer base and accounts receivable are primarily comprised of, and are due from, retail stores of various sizes located throughout the United States.

PRINCIPLES OF CONSOLIDATION   The accompanying consolidated financial
statements of the Company include the accounts of the Company and its subsidiaries, which include D 56, Inc., Browndale Tanley Limited and Department 56 Trading Co., Ltd., all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

FISCAL YEAR END   The Company's policy is to end its fiscal year on the
Saturday closest to December 31. The years ended December 31, 1994, December 30, 1995 and December 28, 1996 include 52 weeks.

CASH AND CASH EQUIVALENTS   All highly liquid debt instruments with original
maturities of three months or less are considered to be cash equivalents and are reported as cash and cash equivalents on the consolidated balance sheets.

INVENTORIES Inventories   consist of finished goods and are stated at the lower
of average cost, which approximates first-in, first-out cost, or market value. The Company records inventory at the date of taking title, which at certain times during the year results in significant in-transit quantities, as inventory is sourced primarily from China, Taiwan and other Pacific Rim countries. Each period the Company provides for identified, unsaleable and slow-moving inventory.

PROPERTY AND EQUIPMENT   Property and equipment are stated at cost.
Depreciation is computed on a straight-line method over the estimated useful lives of the assets, ranging from two to forty-five years.

Major improvements and replacements of property are capitalized. Maintenance, repairs and minor improvements are expensed. Upon retirement or other disposition of property, applicable cost and accumulated depreciation are removed from the accounts. Any gains or losses are included in income.

GOODWILL   Goodwill represents the excess of cost over the fair value of acquired net assets of the Company at the acquisition date and is being amortized on a straight-line basis over 40 years. The Company periodically evaluates the recoverability of goodwill based on an analysis of estimated future undiscounted cash flows.

TRADEMARKS   Trademarks acquired are being amortized on a straight-line basis over 40 years. The Company periodically evaluates the recoverability of trademarks based on an analysis of estimated future undiscounted cash flows.

REVENUE RECOGNITION   Revenues are recognized when products are shipped, net of
an allowance for returns.

INCOME TAXES   Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

FOREIGN CURRENCY TRANSLATION   The Company uses the United States dollar as the
functional

                   Department 56, Inc.    22    1996 Annual Report

                   Notes to Consolidated Financial Statements
               (In thousands, except share and per share amounts)


currency of its foreign operations. Accordingly, translation gains and losses resulting from the remeasurement of foreign operations' financial statements are reflected in the accompanying statements of income.

FOREIGN EXCHANGE CONTRACTS   The Company imports certain product from Taiwan.
To hedge its foreign exchange exposure, the Company may enter into foreign exchange contracts. The foreign exchange contracts reduce the Company's overall exposure to exchange rate movements, since the gains and losses on these contracts offset gains and losses on the transaction being hedged. Subsequent to December 28, 1996, the Company entered into nondeliverable Taiwan currency forward contracts with a notional amount of $15,000 which mature from January 1997 to December 1997. Gains or losses on these contracts will be recognized and included in cost of sales at the time the related inventory is sold. The Company is exposed to credit risk to the extent of nonperformance by a counterparty to the foreign currency contracts. However, the Company believes it uses a strong financial counterparty in these transactions and that the resulting credit risk under these hedging strategies is not significant.

FAIR VALUE OF FINANCIAL INSTRUMENTS   The carrying amount of cash and cash
equivalents, accounts receivable, accounts payable, and commissions payable approximates fair value because of the short-term nature of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities, the Company also believes the carrying amount of long-term debt approximates fair value. The fair value of the Company's forward currency contracts is determined using the current spot rate. The fair value and carrying amount of such contracts were $(77) and $0 at December 30, 1995. There were no forward currency contracts outstanding at December 28, 1996.


NET INCOME PER SHARE   Net income per share is based on the weighted average
number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the Company's common stock issuable upon exercise of common stock options, determined using the treasury stock method.


MANAGEMENT ESTIMATES   The preparation of financial statements in conformity
with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2   PROPERTY AND EQUIPMENT
    PROPERTY AND EQUIPMENT IS COMPRISED OF THE FOLLOWING:


                                                        DEC. 28,      DEC. 30,
                                                          1996         1995
-----------------------------------------------------------------------------
Leasehold improvements                                  $ 2,156       $ 2,020
Furniture and fixtures                                    4,025         2,983
Equipment                                                 4,756         4,518
Building                                                  5,882         5,882
Land                                                        906           906
-----------------------------------------------------------------------------
                                                         17,725        16,309
Less accumulated depreciation                             5,407         3,864
-----------------------------------------------------------------------------
Property and equipment, net                             $12,318       $12,445
                                                        ---------------------

3   OTHER CURRENT LIABILITIES
    OTHER CURRENT LIABILITIES ARE COMPRISED OF THE FOLLOWING:


                                                       DEC. 28,      DEC. 30,
                                                         1996          1995
-----------------------------------------------------------------------------
Accrued compensation
  and benefits                                          $1,281        $ 1,370
Income taxes payable                                     5,893          6,917
Accrued royalty fees                                       593          1,245
Other                                                    1,238          1,062
-----------------------------------------------------------------------------
                                                        $9,005        $10,594
                                                        ---------------------

                   Department 56, Inc.    23    1996 Annual Report

                  Notes to Consolidated Financial Statements
               (In thousands, except share and per share amounts)


4   CREDIT AGREEMENT
    LONG-TERM DEBT IS COMPRISED OF THE FOLLOWING:


                                                        DEC. 28,      DEC. 30,
                                                         1996          1995
-----------------------------------------------------------------------------
Term loan                                              $60,000        $80,000
Less current portion                                    20,000         20,000
-----------------------------------------------------------------------------
                                                       $40,000        $60,000
                                                       ----------------------

During February 1995, the principal operating subsidiary of the Company, D 56, Inc., entered into a credit agreement providing a $100,000 term loan and a revolving line of credit. In connection therewith, the Company recorded an extraordinary charge of $1,312, net of tax, to write off deferred financing costs during the first quarter of 1995. The term loan is due and payable in annual installments of $20,000, payable in December of each year.

The revolving line of credit provides for borrowings of up to $90,000, which may be in the form of letters of credit, banker's acceptances, and revolving credit loans. The sum of the Company's revolving credit loans and bankers acceptances may not exceed an aggregate of $20,000 during any one 30-consecutive-day period each calendar year. Borrowings under the credit agreement are subject to certain borrowing base limitations (as defined). The revolving line of credit provides for commitment fees of 1/4% to 3/8% per annum on the daily average of the unused commitment. The available borrowings under the revolving line of credit were $87,615 at December 28, 1996.

The credit agreement allows the Company to choose between two interest rate options in connection with its term loan and revolving credit loans. The interest rate options are the Alternate Base Rate (as defined) or the Eurodollar Rate (as defined) plus an applicable margin. The applicable margin ranges from 1/2% to 11/4% for Eurodollar loans. The credit agreement expires December 31, 1999.

The credit agreement includes restrictions as to, among other things, the amount of additional indebtedness, liens, contingent obligations, investments, capital expenditures and dividends. The credit agreement also requires maintenance of minimum levels of interest coverage, net worth and liquidity.

None of these restrictions are expected to have a material adverse effect on the Company's ability to operate in the future. The Company has pledged the common stock of its subsidiaries, direct and indirect, as collateral under the credit agreement and the Company and its subsidiaries, direct and indirect, have guaranteed repayment of amounts borrowed under the credit agreement.

The Company paid interest of $6,129, $10,086 and $12,182 during the years ended December 28, 1996, December 30, 1995 and December 31, 1994, respectively.

5   INCOME TAXES
    THE PROVISION FOR INCOME TAXES, EXCLUDING THE $893 TAX BENEFIT FROM THE EXTRAORDINARY CHARGE DUE TO THE REFINANCING OF DEBT IN 1995, CONSISTED OF THE FOLLOWING:

                                     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                  DEC. 28, 1996  DEC. 30, 1995  DEC. 31, 1994
-----------------------------------------------------------------------------
Current:
 Federal                                $27,376        $30,560        $22,339
 State                                    2,347          2,619          2,298
 Foreign                                    110            272            246
Deferred                                    (37)           286            203
-----------------------------------------------------------------------------
                                        $29,796        $33,737        $25,086
                                        -------------------------------------

    THE RECONCILIATION BETWEEN INCOME TAX EXPENSE BASED ON STATUTORY INCOME TAX RATES AND THE PROVISION FOR INCOME TAXES PER THE CONSOLIDATED STATEMENTS OF INCOME IS AS FOLLOWS:


                                     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                  DEC. 28, 1996  DEC. 30, 1995  DEC. 31, 1994
-----------------------------------------------------------------------------
Income taxes at federal
 statutory rate                         $26,509        $29,156        $21,414

State income taxes, net of
 federal income tax                       1,893          2,566          1,929

Amortization of goodwill                  1,448          1,448          1,448

Other                                       (54)           567            295
-----------------------------------------------------------------------------
Provision for income taxes                 $29,796        $33,737     $25,086
                                           ----------------------------------

                   Department 56, Inc.    24    1996 Annual Report

                   Notes to Consolidated Financial Statements
               (In thousands, except share and per share amounts)



THE COMPONENTS OF THE NET DEFERRED TAX LIABILITY WERE AS FOLLOWS:



                                                DEC. 28, 1996   DEC. 30, 1995
-----------------------------------------------------------------------------
Deferred tax assets:
 Accounts receivable
  valuation allowances                             $3,516              $2,704
 Inventory valuation allowances                     1,118               1,369
 Compensation expense -
  common stock options                                331                 366
 Accrued liabilities                                  354                 620

 Other                                                263                 310
-----------------------------------------------------------------------------
  Total deferred tax assets                         5,582               5,369
Deferred tax liabilities:
 Trademarks                                       (6,079)              (6,249)
 Property and equipment                           (1,986)              (1,626)

 Other                                              (139)                (153)
-----------------------------------------------------------------------------
  Total deferred tax liabilities                  (8,204)              (8,028)
-----------------------------------------------------------------------------
                                                 $(2,622)             $(2,659)
                                                 ----------------------------

The $2,622 net deferred tax liability at December 28, 1996 is presented as a net deferred current asset of $5,048 and a net deferred noncurrent liability of $7,670. The $2,659 net deferred tax liability at December 30, 1995 is presented as a net deferred current asset of $4,476 and a net deferred noncurrent liability of $7,135.

The Company paid income taxes of $28,943, $31,855 and $23,677 during the years ended December 28, 1996, December 30, 1995 and December 31, 1994, respectively.

6   COMMITMENTS

OPERATING LEASES   The Company leases an aircraft, warehouse and office space, equipment, and showroom display facilities under renewable operating leases ranging from three to twelve years in duration. In addition to the base rent, the Company pays its proportionate share of taxes and special assessments and operating expenses of the warehouse and showroom display facilities.

    THE FOLLOWING IS A SCHEDULE OF FUTURE ANNUAL MINIMUM LEASE PAYMENTS FOR NONCANCELABLE OPERATING LEASES AS OF DECEMBER 28, 1996:

-------------------------------------
1997                           $2,704
-------------------------------------
1998                            2,623
-------------------------------------
1999                            2,119
-------------------------------------
2000                            2,469
-------------------------------------
2001                            2,719
-------------------------------------
Thereafter                      2,107
-------------------------------------
                              $14,741
                              -------

The Company's rental expense was $3,238, $2,875 and $2,359 for the years ended December 28, 1996, December 30, 1995 and December 31, 1994, respectively.

LETTERS OF CREDIT   The Company had outstanding standby and commercial
letters of credit amounting to $2,385 at December 28, 1996 relating primarily to purchase commitments issued to foreign suppliers and vendors.

LEGAL PROCEEDINGS    The Company is involved in various legal proceedings,
claims and governmental audits in the ordinary course of its business. In the opinion of the Company's management, the ultimate disposition of these proceedings, claims and audits will not have a material adverse effect on the financial position or results of operations of the Company.

7   RETIREMENT PLAN

The Company has a profit sharing plan covering substantially all employees. Contributions to this plan are at the discretion of the Board of Directors, subject to certain limitations. The Company's total profit sharing contributions were $750, $975 and $819 for the years ended December 28, 1996, December 30, 1995 and December 31, 1994, respectively.

8   RECOVERY OF IMPORT DUTIES

During the years ended December 28, 1996 and December 30, 1995, the Company received net refunds of custom duties and related interest

                   Department 56, Inc.    25    1996 Annual Report

                  Notes to Consolidated Financial Statements
               (In thousands, except share and per share amounts)



of $453 and $2,872, respectively. The refunds pertained to certain merchandise imported into the United States from 1989 to 1994.

9   RELATED-PARTY TRANSACTIONS

In the ordinary course of business, the Company sells product to a floral and nursery wholesaler and retailer, of which a director of the Company is an officer, director and stockholder. The Company had sales to this floral and nursery business during the years ended December 28, 1996, December 30, 1995 and December 31, 1994 of $1,305, $1,893 and $1,494, respectively.

During the years ended December 28, 1996, December 30, 1995 and December 31, 1994, the Company paid Forstmann Little & Co. (FL & Co.), a shareholder, and its affiliates $2,116, $2,537 and $1,549, respectively, for aircraft management, transportation and other expenses.

In February, 1994 the Company entered into an agreement with an affiliate of FL & Co. to purchase a corporate aircraft for $6,650. The Company assigned the purchase agreement to an unaffiliated third party and entered into an operating lease of the aircraft from such third party following the assignment.

10   STOCK-BASED
     COMPENSATION PLANS

At December 28, 1996, the Company had three stock-based compensation plans.Under the 1992, 1993 and 1995 stock option plans, the Company may grant options to its directors, officers, employees, consultants and advisors of the Company for up to 292,500, 1,000,000 and 600,000 shares of common stock, respectively. All options granted after the initial public offering have an exercise price equal to the market value of the common stock at the date of grant, generally have a term of 10 years, and generally are exercisable in equal installments on each of the first, second and third anniversaries of the date of the grant.

A summary of the status of the Company's three stock option plans as of December 28, 1996, December 30, 1995 and December 31, 1994, and changes during the years ended on those dates is presented below:


                                                   1996                         1995                       1994
-------------------------------------------------------------------------------------------------------------------------------
                                                     WEIGHTED-AVERAGE            WEIGHTED-AVERAGE            WEIGHTED-AVERAGE
STOCK OPTIONS                             SHARES      EXERCISE PRICE   SHARES    EXERCISE PRICE    SHARES    EXERCISE PRICE
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year         1,072,773      $31.73        702,755        $26.32       404,556       $10.30
Granted                                    433,350       20.48        448,660         37.13       424,700        36.28
Exercised                                  (33,500)       9.36        (70,742)        12.23      (122,401)        8.23
Forfeited                                 (180,715)      39.09         (7,900)        31.26        (4,100)       18.00
                                         ---------                  ---------         -----      --------
Outstanding at end of year               1,291,908       27.51      1,072,773         31.73       702,755        26.32
Options exercisable at end of year         536,583                    224,271                      32,955
                                         ---------                  ---------                    --------
Weighted average fair value
 of options granted during the year         $10.75                     $16.07
                                         ---------                  ---------



The Company applies Accounting Principle's Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for options granted since the initial public offering. Had


                   Department 56, Inc.    26    1996 Annual Report

                  Notes to Consolidated Financial Statements
               (In thousands, except share and per share amounts)


compensation cost been determined based on the fair value of the 1995 and 1996 stock option grants consistent with the method of Statement of Finan-cial Accounting Standards No. 123 Accounting for Stock-Based Compensation (SFAS 123), the Company's income before extraordinary item, net income, income before extraordinary item per share and net income per share would have been reduced to the pro forma amounts indicated below:





                                                   YEAR ENDED     YEAR ENDED
                                                  DEC. 28, 1996  DEC. 30, 1995
--------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM
 As reported                                       $45,944        $49,565
 Pro forma                                         $43,410        $48,885

NET INCOME
 As reported                                       $45,944        $48,253
 Pro forma                                         $43,410        $47,573

INCOME BEFORE EXTRAORDINARY ITEM PER SHARE
 As reported                                         $2.11          $2.28
 Pro forma                                           $2.00          $2.25

NET INCOME PER SHARE
 As reported                                         $2.11          $2.22
 Pro forma                                           $2.00          $2.19


In determining the preceding pro forma amounts under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: expected volatility of 46% and 32%, risk-free interest rates of 5.8% and 6.0%, expected option lives of 6 years and no expected dividends. The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995, and additional awards are anticipated.

The following table summarizes information about the CompanyOs stock option plans at December 28, 1996:



                         NUMBER            WEIGHTED-AVERAGE                            NUMBER
RANGE OF               OUTSTANDING            REMAINING         WEIGHTED-AVERAGE     EXERCISABLE      WEIGHTED-AVERAGE
EXERCISE PRICES      AT DEC. 28, 1996     CONTRACTUAL LIFE      EXERCISE PRICE    AT DEC. 28, 1996    EXERCISE PRICE
-----------------------------------------------------------------------------------------------------------------------
$      3.33                81,013           6.1 years               $ 3.33          81,013               $ 3.33
18.00-20.50               517,815           8.7                      20.05          90,500                18.00
34.63-37.75               693,080           8.1                      35.91          365,070               36.08
                        ---------                                                   -------
                        1,291,908                                                   536,583
                        ---------                                                   -------




In addition to stock options granted under the Company's stock option plans, the Company granted options to purchase 30,000 shares of Common Stock to each of four members of the Company's Board of Directors in December 1992. During February 1993, the Company granted options to purchase 30,000 shares of Common Stock to one member of the Board of Directors. These options are not subject to a stock option plan. Such options are exercisable, have a term of ten years, and have an exercise price of $3.33 per share. Shares purchased under these options are subject to director stockholder agreements which limit the transferability of the shares. At December 28, 1996, directors' options to purchase 135,000 shares of Common Stock were exercisable at $3.33 per share.


                   Department 56, Inc.    27    1996 Annual Report

INDEPENDENT AUDITORS' REPORT
----------------------------

TO THE BOARD OF DIRECTORS
AND STOCKHOLDERS OF
DEPARTMENT 56, INC.:

We have audited the consolidated balance sheets of Department 56, Inc. and subsidiaries (the "Company") as of December 28, 1996 and December 30, 1995 and the related consolidated statements of income, cash flows and stockholders' equity for the years ended December 28, 1996, December 30, 1995 and December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 28, 1996 and December 30, 1995 and the results of its operations and its cash flows for the years ended December 28, 1996, December 30, 1995 and December 31, 1994 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
February 14, 1997

CORPORATE AND STOCKHOLDER INFORMATION


BOARD OF DIRECTORS


Edward R. Bazinet 1                  Sandra J. Horbach 1, 3
CHAIRMAN OF THE BOARD                GENERAL PARTNER
Department 56, Inc.                  Forstmann Little & Co.

Todd L. Bachman 2                    Wm. Brian Little 1
CHAIRMAN OF THE BOARD                PRIVATE INVESTOR
AND CHIEF EXECUTIVE OFFICER
Bachman's, Inc.                      Steven G. Rothmeier 2
                                     CHAIRMAN OF THE BOARD
Susan E. Engel                       AND CHIEF EXECUTIVE OFFICER
PRESIDENT AND                        Great Northern Capital
CHIEF EXECUTIVE OFFICER
Department 56, Inc.                  Arthur T. Shorin 3
                                     CHAIRMAN OF THE BOARD
Nicholas C. Forstmann 1, 3           AND CHIEF EXECUTIVE OFFICER
GENERAL PARTNER                      The Topps Co., Inc.
Forstmann Little & Co.
                                     Vin Weber
Stephen Fraidin                      PARTNER
PARTNER                              Clark & Weinstock, Inc.
Fried, Frank, Harris,
Shriver & Jacobson

Richard S. Friedland 2
CHAIRMAN OF THE BOARD
AND CHIEF EXECUTIVE OFFICER          1  MEMBER OF  EXECUTIVE COMMITTEE
General Instrument                   2  MEMBER OF  AUDIT COMMITTEE
Corporation                          3  MEMBER OF COMPENSATION COMMITTEE





OFFICERS


Edward R. Bazinet
CHAIRMAN OF THE BOARD

Susan E. Engel
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

David W. Dewey                       Timothy J. Schugel
SENIOR VICE PRESIDENT -              VICE PRESIDENT - FINANCE
OVERSEAS OPERATIONS
                                     Joan M. Serena
Mark R. Kennedy                      VICE PRESIDENT - CONSUMER
SENIOR VICE PRESIDENT                & DEALER MARKETING
AND CHIEF FINANCIAL OFFICER
                                     Gregory G. Sorensen
William E. Kirchner                  VICE PRESIDENT - MANAGEMENT
SENIOR VICE PRESIDENT -              INFORMATION SYSTEMS
PRODUCT DEVELOPMENT
                                     David H. Weiser
Robert S. Rose                       SENIOR VICE PRESIDENT -
VICE PRESIDENT - DISTRIBUTION        LEGAL/HUMAN RESOURCES
AND OPERATIONS                       AND SECRETARY






STOCKHOLDER INFORMATION

CORPORATE OFFICES                    INDEPENDENT AUDITORS
One Village Place                    Deloitte & Touche LLP
6436 City West Parkway
Eden Prairie, MN 55344               STOCK LISTING
                                     New York Stock Exchange
TRANSFER AGENT                       Symbol "DFS"
Chase Mellon
Shareholder Services                 ANNUAL MEETING
450 West 33rd Street                 1:00 p.m.
New York, NY 10001                   May 15, 1997
                                     Chase Manhattan Bank
                                     270 Park Avenue
                                     New York, NY




Department 56, Inc. Market Price (PER SHARE)

1996                        High            Low
-------------------------------------------------
First Quarter             $41 7/8     $20
-------------------------------------------------
Second Quarter            $26 1/8     $20
-------------------------------------------------
Third Quarter             $25 3/8     $19 1/2
-------------------------------------------------
Fourth Quarter            $25 3/4     $21 3/8
-------------------------------------------------

1995                        High       Low
-------------------------------------------------
First Quarter             $40 5/8     $33 3/4
-------------------------------------------------
Second Quarter            $42         $35 5/8
-------------------------------------------------
Third Quarter             $47 1/4     $37 5/8
-------------------------------------------------
Fourth Quarter            $48         $32 5/8
-------------------------------------------------

Copies of Department 56's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by contacting Investor Relations, Department 56, Inc., (612) 944-5600.

As of February 18, 1997, there were 1,067 record holders of the Company's common stock.

CONSUMER INFORMATION

The dealer nearest you can be identified by calling our consumer information line at 1-800-LIT-TOWN (1-800-548-8696) or by accessing our Web site at www.D56.com. Our Web site also includes other consumer information.