Form 10-K405, Exhibit 13
period 1998-01-03
DEPARTMENT 56 INC
filed 1998-04-03
CIK 902270

FIVE-YEAR SUMMARY



                                               YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                  JAN. 3,          DEC. 28,          DEC. 30,          DEC. 31,           JAN. 1,
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)          1998(1)           1996(1)           1995(1)           1994(1)           1994(1)
----------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF INCOME
Net sales                                        $219,496          $228,775          $252,047          $217,865          $184,359

Cost of sales                                      94,040            95,190           110,008            98,480            87,331

Gross profit                                      125,456           133,585           142,039           119,385            97,028

Operating expenses:
  Selling, general and
     administrative                                50,142            48,306            47,889            41,831            34,670

  Amortization of goodwill
     and trademarks                                 4,577             4,577             4,577             4,577             4,575

  Recovery of import duties(2)                       (370)             (453)           (2,872)               --                --

  Total operating expenses                         54,349            52,430            49,594            46,408            39,245

Income from operations                             71,107            81,155            92,445            72,977            57,783

Other expense (income):

  Interest expense                                  4,362             6,063             9,582            12,629            16,143

  Gain on sale of aircraft(3)                      (2,882)               --                --                --                --

  Other, net                                       (1,086)             (648)             (439)             (837)           (1,030)

Income before income taxes
  and extraordinary item                           70,713            75,740            83,302            61,185            42,670

Provision for income taxes                         27,932            29,796            33,737            25,086            17,673

Income before extraordinary item                   42,781            45,944            49,565            36,099            24,997

Extraordinary charge due
  to refinancing of debt(4)                            --                --             1,312                --                --

Net income                                       $ 42,781          $ 45,944          $ 48,253         $  36,099         $  24,997
                                                  --------------------------------------------------------------------------------

Income before extraordinary item
  per common share assuming dilution(5)          $   2.05          $   2.11          $   2.28          $   1.67          $   1.16
                                                  --------------------------------------------------------------------------------

Net income per common share
  assuming dilution(5)                           $   2.05          $   2.11          $   2.22        $     1.67        $     1.16
                                                  --------------------------------------------------------------------------------

                                             JAN. 3, 1998     DEC. 28, 1996     DEC. 30, 1995     DEC. 31, 1994      JAN. 1, 1994
----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA

Working capital                                  $ 40,857          $ 67,997          $ 36,015          $ 13,362          $ 26,392

Total assets                                      259,695           285,733           259,085           239,680           234,893

Long-term debt, including
current maturities                                 40,000            60,000            80,000           113,000           148,000

Total stockholders' equity(6)                     186,655           196,757           150,286           100,305            61,731


(1) THE YEARS ENDED JANUARY 1, 1994, DECEMBER 31, 1994, DECEMBER 30, 1995 AND DECEMBER 28, 1996 WERE 52-WEEK PERIODS AND THE YEAR ENDED JANUARY 3, 1998 WAS A 53-WEEK PERIOD.

(2)  SEE NOTE 8 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

(3)  SEE NOTE 6 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

(4)  SEE NOTE 4 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

(5)  SEE NOTE 11 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

(6) THE COMPANY HAS NOT DECLARED OR PAID DIVIDENDS ON ITS COMMON STOCK. THE COMPANY DOES NOT ANTICIPATE PAYING DIVIDENDS IN THE FORESEEABLE FUTURE. AS A HOLDING COMPANY, THE ABILITY OF THE COMPANY TO PAY CASH DIVIDENDS WILL DEPEND UPON THE RECEIPT OF DIVIDENDS OR OTHER PAYMENTS FROM ITS SUBSIDIARIES. THE REVOLVING CREDIT AGREEMENT OF D 56, INC. (THE COMPANY'S PRINCIPAL OPERATING SUBSIDIARY) PERMITS IT TO DECLARE AND PAY CASH DIVIDENDS (SUBJECT TO CERTAIN LIMITATIONS) TO THE COMPANY WHICH MAY THEN BE DECLARED AND PAID TO HOLDERS OF COMMON STOCK.



                      Department 56, Inc.  7  1997 Annual Report

MANAGEMENT'S
    DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

COMPARISON OF RESULTS OF OPERATIONS 1997 TO 1996

NET SALES    Net sales decreased $9.3 million, or 4%, from $228.8 million in
1996 to $219.5 million in 1997. This decrease was due principally to a decrease in volume. Sales of Village Series products decreased 9% from 1996 to 1997, while General Giftware product sales increased 7% during the same period. Village Series products continued to account for the most significant portion of the Company's sales, 64% in 1997 versus 67% in 1996.

GROSS PROFIT   Gross Profit decreased $8.1 million, or 6%, between 1996 and
1997. Gross profit as a percentage of sales decreased from 58.4% in 1996 to 57.2% in 1997, principally due to a change in the mix of product shipped during 1997 as compared to 1996.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses increased $1.8 million, or 4%, between 1996 and 1997 principally due to a 20% increase in marketing expense and a 6% increase in administrative expense, offset by a 7% decrease in commission expense. Selling, general and administrative expenses as a percentage of sales increased from approximately 21% in 1996 to approximately
23% in 1997.

RECOVERY OF IMPORT DUTIES, NET   The Company received net refunds of $.4 million
and $.5 million in custom duties and related interest during 1997 and 1996, respectively. The duties pertained principally to certain merchandise imported into the United States from 1989 to 1994.


                                                     1997                         1996                          1995

                                                       PERCENT OF                   PERCENT OF                    PERCENT OF
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)    DOLLARS      NET SALES        DOLLARS      NET SALES        DOLLARS      NET SALES

Net sales                                   $219.5           100%         $228.8           100%         $252.0           100%

Gross profit                                 125.5             57          133.6             58          142.0             56

Selling, general and
  administrative expenses                     50.1             23           48.3             21           47.9             19

Amortization of goodwill
  and trademarks                               4.6              2            4.6              2            4.6              2

Recovery of import duties                      (.4)            --            (.5)            --           (2.9)            (1)

Income from operations                        71.1             32           81.2             35           92.4             37

Interest expense                               4.4              2            6.1              3            9.6              4

Gain on sale of aircraft                      (2.9)            (1)            --             --             --             --

Other, net                                    (1.1)            (1)           (.6)            --            (.4)            --

Income before income taxes
  and extraordinary item                      70.7             32           75.7             33           83.3             33

Provision for income taxes                    27.9             13           29.8             13           33.7             13

Income before extraordinary item              42.8             19           45.9             20           49.6             20

Extraordinary charge due to
  refinancing of debt                           --             --             --             --            1.3              1

Net income                                    42.8             19           45.9             20           48.3             19

Income before extraordinary item
  per common share assuming dilution          2.05                          2.11                          2.28

Net income per common share
  assuming dilution                           2.05                          2.11                          2.22

Operating cash flow(1)                        81.7                          88.1                          99.1


(1) EARNINGS BEFORE INTEREST, INCOME TAX, DEPRECIATION AND AMORTIZATION EXPENSES



                      Department 56, Inc.  8  1997 Annual Report

MANAGEMENT'S
    DISCUSSION AND ANALYSIS


INCOME FROM OPERATIONS Income from operations decreased $10.0 million, or 12%, from 1996 to 1997 due to the factors described above. Operating margins decreased from 35% of net sales in 1996 to 32% of net sales in 1997.

INTEREST EXPENSE Interest expense decreased $1.7 million, or 28%, between 1996 and 1997 principally due to the repayment of $20 million of debt in December 1996.

GAIN ON SALE OF AIRCRAFT     During December 1997, the Company exercised its
purchase option under an aircraft lease agreement and subsequently sold the aircraft to a former officer of the Company for $8.6 million, its appraised value, recognizing a gain of $2.9 million.

PROVISION FOR INCOME TAXES The effective income tax rate was 39.3% and 39.5% during 1996 and 1997, respectively.

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

GROSS PROFIT Gross Profit decreased $8.5 million, or 6%, between 1995 and 1996. Gross profit as a percentage of sales increased from approximately 56.4% in 1995 to approximately 58.4% in 1996, principally due to increased manufacturing efficiencies and lower volume discounts as a percent of sales.

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


                      Department 56, Inc.  9  1997 Annual Report

MANAGEMENT'S
    DISCUSSION AND ANALYSIS

each year. The Company entered 66% and 71% of its total annual customer orders for 1997 and 1996, respectively, during the first quarter of each of those years. Cancellations of total annual customer orders were approximately 8% and 6% in 1997 and 1996, respectively. The Company's backlog was $4.6 million and $7.2 million at January 3, 1998 and December 28, 1996, respectively.

     The Company shipped and recorded as net sales approximately 90% and 92% of its annual customer orders in 1997 and 1996, respectively. Orders not shipped in a particular year, net of cancellations, returns, allowances and cash discounts, are carried into backlog for the following year and have historically been orders for Spring and Easter products.

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



                                                       1997                                              1996

(IN MILLIONS, EXCEPT
PER SHARE AMOUNTS)              1ST QTR.  2ND QTR.  3RD QTR.  4TH QTR.     TOTAL  1ST QTR.  2ND QTR.  3RD QTR.  4TH QTR.     TOTAL

Customer orders entered(1)        $160.6     $43.8     $34.3      $6.2    $244.9    $177.5     $35.3     $28.3      $7.7    $248.8

Net sales                           45.7      58.6      61.6      53.6     219.5      59.0      75.3      60.2      34.3     228.8

Gross profit                        26.6      33.9      35.8      29.2     125.5      33.8      44.3      34.8      20.7     133.6

Selling, general and
  administrative expenses           11.1      11.4      12.1      15.5      50.1      11.5      13.0      11.7      12.1      48.3

Amortization of goodwill
  and trademarks                     1.1       1.1       1.2       1.2       4.6       1.1       1.1       1.2       1.2       4.6

Recovery of import duties, net       (.4)       --        --        --       (.4)      (.2)       --       (.3)       --       (.5)

Income from operations              14.7      21.3      22.5      12.6      71.1      21.4      30.2      22.2       7.4      81.2

Net income                           8.7      12.4      13.1       8.6      42.8      12.2      17.3      12.3       4.1      45.9

Net income per common
  share assuming dilution(2)        0.40      0.59      0.63      0.42      2.05      0.56      0.79      0.57      0.19      2.11


(1) CUSTOMER ORDERS ENTERED ARE ORDERS RECEIVED AND APPROVED BY THE COMPANY, SUBJECT TO CANCELLATION FOR VARIOUS REASONS INCLUDING CREDIT
     CONSIDERATIONS, INVENTORY SHORTAGES, AND CUSTOMER REQUESTS.
(2)  SEE FOOTNOTE 11 TO THE CONSOLIDATED FINANCIAL STATEMENTS.


                     Department 56, Inc.  10  1997 Annual Report

MANAGEMENT'S
    DISCUSSION AND ANALYSIS


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

     The term loan is due and payable in installments of $20 million, payable in December of each year. At January 3, 1998, the term loan outstanding was $40 million.

     The Company believes that its internally generated cash flow and seasonal borrowings under the revolving line of credit will be adequate to fund operations, capital expenditures, and required principal payments on its term loan for the next twelve months.

     The revolving line of credit provides for borrowings of up to $90 million including letters of credit. The letters of credit are issued primarily in connection with inventory purchases. The credit agreement contains numerous financial and operating covenants, including restrictions on incurring indebtedness and liens, entering into any transaction to acquire or merge with any entity or making certain other fundamental changes, selling property, incurring capital expenditures and paying dividends. In addition, the Company and its principal operating subsidiary, D 56, Inc., are required to satisfy consolidated net worth, interest coverage ratio and current ratio tests, in each case at the end of each fiscal quarter. The available borrowings under the revolving line of credit were $85 million at January 3, 1998.

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

     The Company's cash and cash equivalents balances peak in December, following the collection in November and December of accounts receivable with extended payment terms. Cash and cash equivalents balances decreased from $46.4 million at December 28, 1996 to $37.4 million at January 3, 1998 principally due to the repurchase of $55.2 million of stock and the repayment of $20.0 million of debt during 1997, offset by the increase in net cash provided by operating activities.

     Accounts receivable decreased from $35.6 million at December 28, 1996 to $23.0 million at January 3, 1998, principally due to six days of additional cash collections in 1997 resulting from the timing of the Company's fiscal year end.


     Capital expenditures were $7.8 million, $1.5 million and $1.6 million for 1997, 1996 and 1995, respectively. Included in 1997 capital expenditures is $4.9 million in connection with the Company's exercise of a purchase option under its aircraft lease agreement. See Note 6 to the consolidated financial statements. In addition, the Company is currently in the process of implementing a new information system. The new information system will significantly update the Company's current information system capabilities and is expected to eliminate the year 2000 issues for the Company's primary information systems. The Company plans to have the new information system substantially implemented by the first quarter of 1999. The new information system is expected to cost approximately $4 million.

     Operating cash flow, defined as earnings before interest, income tax, depreciation and amortization expenses, decreased $6.4 million, or 7%, from $88.1 million in 1996 to $81.7 million in 1997. The decrease was principally due to the decrease in income from operations.



                     Department 56, Inc.  11  1997 Annual Report

MANAGEMENT'S
    DISCUSSION AND ANALYSIS


     The Company has a stock repurchase program. Under this program, the Company repurchased in the open market 2.2 million shares during 1997 at a weighted average price of $25 per share. The Company is authorized to repurchase an additional 0.8 million shares through the end of 1999. The timing, prices and amounts of shares repurchased will be determined at the discretion of the Company's management based on its view of prevailing economic and market conditions.

FOREIGN EXCHANGE

The dollar value of the Company's assets abroad is not significant. The Company's sales are principally denominated in U.S. dollars and, as a result, are not subject to changes in exchange rates.

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

RECENT DEVELOPMENTS

On February 23, 1998, the Company issued a press release stating in relevant part: "Dealer orders through February 14 [1998] were 8% higher than the comparable period in the prior year. Year-to-date Village orders were 8% higher than the comparable period in the prior year, while year-to-date orders for General Giftware were tracking 5% ahead." The press release also stated: "'We are pleased with [1997's revenue and earnings] given the need at the beginning of the year to further address retail inventories,' said Susan Engel, Chairwoman and CEO of Department 56. 'Data collected from a broad spectrum of dealers indicated a reduction in average retail inventory level in 1997, which was both significant and more substantial than in 1996.'"

The federal securities laws provide "safe harbor" status to certain statements that go beyond historical information and which may provide an indication of future results. Any conclusions or expectations drawn from the statements in the press release or throughout this annual report concerning matters that are not historical corporate financial results are 'forward-looking statements' that involve risks and uncertainties.

Dealer orders are principally dependent on the amount, quality and market acceptance of the new product introductions and retailer demand. Dealer order patterns have historically varied in number, mix and timing, and there can be no assurance that the order trend experienced from January 4, 1998 through February 14, 1998 will continue. Moreover, the statements in the press release or throughout this annual report concerning retail inventory levels, consumer demand, and dealer expectations are based on statistical research conducted by or for the Company, and assume that such findings are correct and representative of market conditions as a whole.

Other factors, including product development efforts, completion of third party product manufacturing, dealer reorders and order cancellations, control of operating expenses, corporate cash flow application, and industry, general economic, regulatory and international trade conditions, can significantly impact the Company's sales and earnings. Actual results may vary materially from forward-looking statements and the assumptions on which they are based. The Company undertakes no obligation to update or publish in the future any forward-looking statements.


                     Department 56, Inc.  12  1997 Annual Report

CONSOLIDATED
    BALANCE SHEETS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)               JANUARY 3, 1998     DECEMBER 28, 1996
--------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                    $37,361             $46,405

  Accounts receivable, net of allowances of $13,057
     and $10,264, respectively                                  23,004              35,603

  Inventories                                                   18,070              20,526

  Deferred taxes                                                 6,303               5,048

  Other current assets                                           3,008               1,721

     Total current assets                                       87,746             109,303

Property and equipment, net                                     12,753              12,318

Goodwill, net of accumulated amortization of
  $21,683 and $17,554, respectively                            143,491             147,620

Trademarks, net of accumulated amortization of
  $2,349 and $1,902, respectively                               15,551              15,998

Other assets                                                       154                 494

                                                              $259,695            $285,733
                                                              ----------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

  Current portion of long-term debt                            $20,000            $ 20,000

  Accounts payable                                               9,973               7,618

  Commissions payable                                            3,955               4,683

  Other current liabilities                                     12,961               9,005

    Total current liabilities                                   46,889              41,306

Deferred taxes                                                   6,151               7,670

Long-term debt                                                  20,000              40,000

Commitments and contingencies (Note 6)

STOCKHOLDERS' EQUITY:

  Preferred stock, $.01 par value; authorized
     20,000 shares; no shares issued                                --                  --

  Common stock, $.01 par value; authorized
     100,000 shares; issued and

  outstanding 21,765 and 21,584 shares, respectively               218                 216

  Additional paid-in capital                                    44,645              42,315

  Treasury stock, at cost; 2,199 and 0 shares,
     respectively                                              (55,215)                 --

  Retained earnings                                            197,007             154,226

    Total stockholders' equity                                 186,655             196,757

                                                              $259,695            $285,733
                                                              ----------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     Department 56, Inc.   13  1997 Annual Report

CONSOLIDATED
    STATEMENTS OF INCOME



                                                            YEAR ENDED            YEAR ENDED            YEAR ENDED
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)               JANUARY 3, 1998     DECEMBER 28, 1996     DECEMBER 30, 1995
------------------------------------------------------------------------------------------------------------------
Net sales                                                     $219,496              $228,775              $252,047

Cost of sales                                                   94,040                95,190              110,008

  Gross profit                                                 125,456               133,585               142,039

Operating expenses:

  Selling, general and administrative                           50,142                48,306                47,889

  Amortization of goodwill and trademarks                        4,577                 4,577                 4,577

  Recovery of import duties                                       (370)                 (453)               (2,872)

  Total operating expenses                                      54,349                52,430                49,594

Income from operations                                          71,107                81,155                92,445

Other expense (income):

  Interest expense                                               4,362                 6,063                 9,582

  Gain on sale of aircraft                                      (2,882)                   --                    --

  Other, net                                                    (1,086)                 (648)                 (439)

Income before income taxes and extraordinary item               70,713                75,740                83,302

Provision for income taxes                                      27,932                29,796                33,737

Income before extraordinary item                                42,781                45,944                49,565

Extraordinary charge due to refinancing of debt                     --                    --                 1,312

Net income                                                    $ 42,781              $ 45,944              $ 48,253
                                                             -----------------------------------------------------

Income before extraordinary item per common share             $   2.06              $   2.13              $   2.30
                                                              ----------------------------------------------------


Income before extraordinary item
  per common share assuming dilution                          $   2.05              $   2.11              $   2.28
                                                              ----------------------------------------------------


Net income per common share                                   $   2.06              $   2.13              $   2.24
                                                              ----------------------------------------------------


Net income per common share
  assuming dilution                                           $   2.05              $   2.11              $   2.22
                                                              ----------------------------------------------------




SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



                     Department 56, Inc.  14  1997 Annual Report

CONSOLIDATED
    STATEMENTS OF CASH FLOWS


                                                                 YEAR ENDED            YEAR ENDED            YEAR ENDED
(IN THOUSANDS)                                              JANUARY 3, 1998     DECEMBER 28, 1996     DECEMBER 30, 1995

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                       $ 42,781              $ 45,944              $ 48,253

  Adjustments to reconcile net income to net cash provided by operating activities:

       Extraordinary charge                                              --                    --                 1,312

       Depreciation                                                   2,031                 1,721                 1,609

       Amortization of goodwill and trademarks                        4,577                 4,577                 4,577

       Provision for uncollectible accounts receivable                1,087                 2,014                 2,293

       Gain on sale of aircraft                                      (2,882)                   --                    --

       Compensation expense - common stock options                       --                    14                   169

       Deferred taxes                                                (2,774)                  (37)               (1,528)

       Changes in assets and liabilities:

          Accounts receivable                                        11,512                (3,349)              (12,605)

          Inventories                                                 2,456                 8,533                (8,693)

          Other assets                                               (1,337)                  502                   520

          Accounts payable                                            2,355                 1,019                 1,442

          Commissions payable                                          (728)                  212                   262

          Other current liabilities                                   4,882                (1,379)                1,766

     Net cash provided by operating activities                       63,960                59,771                39,377

CASH FLOWS FROM INVESTING ACTIVITIES:

  Purchases of property and equipment                                (7,829)               (1,507)               (1,617)

  Proceeds from sale of aircraft                                      8,567                    --                    --

     Net cash provided by (used in) investing activities                738                (1,507)               (1,617)

CASH FLOWS FROM FINANCING ACTIVITIES:

  Proceeds from the exercise of common stock options                  1,473                   336                   865

  Borrowings on revolving credit agreement                           17,985                34,338                36,500

  Principal payments on revolving credit agreement                  (17,985)              (34,338)              (41,500)

  Purchases of treasury stock                                       (55,215)                   --                    --

  Proceeds from issuance of long-term debt                               --                    --               100,000

  Principal payments on long-term debt                              (20,000)              (20,000)             (128,000)

     Net cash used in financing activities                          (73,742)              (19,664)              (32,135)
Net increase (decrease) in cash and cash equivalents                 (9,044)               38,600                 5,625

Cash and cash equivalents at beginning of period                     46,405                 7,805                 2,180

Cash and cash equivalents at end of period                         $ 37,361              $ 46,405               $ 7,805
                                                                   ----------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                     Department 56, Inc.  15  1997 Annual Report

CONSOLIDATED
   STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                                    UNEARNED
                                                  COMMON STOCK    ADDITIONAL    COMPENSATION                                 TOTAL
                                                                     PAID-IN       ON COMMON   TREASURY    RETAINED  STOCKHOLDERS'
(IN THOUSANDS)                           SHARES         AMOUNT       CAPITAL   STOCK OPTIONS      STOCK    EARNINGS         EQUITY

BALANCE AS OF DECEMBER 31, 1994          21,475           $215       $40,244           $(183)   $    --    $ 60,029       $100,305

  Net income                                 --             --            --              --         --      48,253         48,253

  Shares issued upon the exercise
    Of common stock options                  71             --         1,559              --         --          --          1,559

  Common stock options vested                --             --            --             169         --          --            169

Balance as of December 30, 1995          21,546            215        41,803             (14)        --     108,282        150,286

  Net income                                 --             --            --              --         --      45,944         45,944

  Shares issued upon the exercise
    Of common stock options                  38              1           512              --         --          --            513

  Common stock options vested                --             --            --              14         --          --             14

Balance as of December 28, 1996          21,584            216        42,315              --         --     154,226        196,757

  Net income                                 --             --            --              --         --      42,781         42,781

  Shares issued upon the exercise
    Of common stock options                 181              2         2,330              --         --          --          2,332

  Shares repurchased                     (2,199)            --            --              --    (55,215)         --        (55,215)

Balance as of January 3, 1998            19,566           $218       $44,645            $ --   $(55,215)   $197,007       $186,655
                                         -------------------------------------------------------------------------------------------


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


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

PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements of the Company include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

FISCAL YEAR END The Company's policy is to end its fiscal year on the Saturday closest to December 31. The years ended December 30, 1995 and December 28, 1996 include 52 weeks and the year ended January 3, 1998 includes 53 weeks.

CASH AND CASH EQUIVALENTS All highly liquid debt instruments with original maturities of three months or less are considered to be cash equivalents and are reported as cash and cash equivalents on the consolidated balance sheets.



                     Department 56, Inc.  16  1997 Annual Report

NOTES TO
    CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

INVENTORIES Inventories consist of finished goods and are stated at the lower of average cost, which approximates first-in, first-out cost, or market value. The Company records inventory at the date of taking title, which at certain times during the year results in significant in-transit quantities, as inventory is sourced primarily from China, Taiwan and other Pacific Rim countries. Each period the Company provides for identified, unsalable and slow moving inventory.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation is computed on a straight-line method over the estimated useful lives of the assets, ranging from two to 45 years.

     Major improvements and replacements of property are capitalized. Maintenance, repairs and minor improvements are expensed. Upon retirement or other disposition of property, applicable cost and accumulated depreciation are removed from the accounts. Any gains or losses are included in earnings.

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

FOREIGN CURRENCY TRANSLATION The Company uses the United States dollar as the functional currency of its foreign operations. Accordingly, translation gains and losses resulting from the remeasurement of foreign operations' financial statements are reflected in the accompanying statements of income.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and commissions payable approximates fair value because of the short-term nature of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities, the Company also believes the carrying amount of long-term debt approximates fair value. The fair value of the Company's forward currency contracts is deter mined using the current spot rate. There were no forward currency contracts outstanding at December 28, 1996 and January 3, 1998.

                     Department 56, Inc.  17  1997 Annual Report

NOTES TO
    CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NET INCOME PER COMMON SHARE Net income per common share is calculated by dividing net income by the weighted average number of shares outstanding during the period. Net income per common share assuming dilution reflects per share amounts that would have resulted had the Company's outstanding stock options been converted to common stock. See note 11.

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


2    PROPERTY AND EQUIPMENT
     PROPERTY AND EQUIPMENT IS COMPRISED OF THE FOLLOWING:


                                          JAN. 3, 1998       DEC. 28, 1996

Leasehold Improvements                         $  1,253           $  2,156

Furniture and Fixtures                            1,758              1,485

Computer Equipment                                4,646              2,540

Other Equipment                                   4,804              4,756
Building                                          6,288              5,882

Land                                                906                906

                                                 19,655             17,725

Less accumulated depreciation                     6,902              5,407

Property and Equipment, Net                     $12,753            $12,318
                                                ---------------------------

3    OTHER CURRENT LIABILITIES
     OTHER CURRENT LIABILITIES ARE COMPRISED OF THE FOLLOWING:


                                           JAN. 3, 1998      DEC. 28, 1996
---------------------------------------------------------------------------
Accrued compensation
   and benefits                                $  3,377           $  1,281

Income taxes payable                              7,644              5,893

Deferred revenue                                    679                517

Accrued royalty fees                                570                593

Other                                               691                721

                                               $ 12,961           $  9,005
                                               ----------------------------

4    CREDIT AGREEMENT
     LONG-TERM DEBT IS COMPRISED OF THE FOLLOWING:

                                           JAN. 3, 1998      DEC. 28, 1996
---------------------------------------------------------------------------
TERM LOAN                                       $40,000            $60,000

Less current portion                             20,000             20,000

                                                $20,000            $40,000
                                                ---------------------------

The Company's credit agreement consists of a term loan and a revolving line of credit. The term loan is due and payable in annual installments of $20,000, payable in December of each year.

     The revolving line of credit provides for borrowings of up to $90,000, which may be in the form of letters of credit, bankers acceptances, and 1309revolving credit loans. The sum of the Company's revolving credit loans and bankers acceptances may not exceed an aggregate of $20,000 during any one 30 consecutive day period each calendar year. Borrowings under the credit agreement are subject to certain borrowing base limitations (as defined). The revolving line of credit provides for commitment fees of 1/4% to 3/8% per annum on the daily average of the unused commitment. The available borrowings under the revolving line of credit were $85,341 at January 3, 1998.

     The credit agreement allows the Company to choose between two interest rate options in connection with its term loan and revolving credit loans. The interest rate options are the Alternate Base Rate (as defined) or the Eurodollar



                     Department 56, Inc.  18  1997 Annual Report

NOTES TO
    CONSOLIDATED FINANCIAL STATEMENTS

                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Rate (as defined) plus an applicable margin. The applicable margin ranges from 1/2% to 1 1/4% for Eurodollar loans. The credit agreement expires December 31, 1999.

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

     The Company paid interest of $4,400, $6,129 and $10,086 during the years ended January 3, 1998, December 28, 1996 and December 30, 1995, respectively.

     During February 1995, the Company entered into its existing credit agreement and recorded an extraordinary charge of $1,312, net of income taxes, to write off deferred financing costs.

5    INCOME TAXES

     THE PROVISION FOR INCOME TAXES, EXCLUDING THE $893 TAX BENEFIT FROM THE EXTRAORDINARY CHARGE DUE TO THE REFINANCING OF DEBT IN 1995, CONSISTED OF THE
FOLLOWING:

                         YEAR ENDED          YEAR ENDED          YEAR ENDED
                       JAN. 3, 1998       DEC. 28, 1996       DEC. 30, 1995

CURRENT:
  Federal                   $28,225             $27,376             $30,560

  State                       2,419               2,347               2,619

  Foreign                        62                 110                 272

Deferred                     (2,774)                (37)                286

                            $27,932             $29,796             $33,737
                            -----------------------------------------------

THE RECONCILIATION BETWEEN INCOME TAX EXPENSE BASED ON STATUTORY INCOME TAX RATES AND THE PROVISION FOR INCOME TAXES PER THE CONSOLIDATED STATEMENTS OF INCOME IS AS FOLLOWS:


                                             YEAR ENDED          YEAR ENDED          YEAR ENDED
                                           JAN. 3, 1998       DEC. 28, 1996       DEC. 30, 1995

Income taxes at federal
  statutory rate                                $24,750             $26,509             $29,156
State income taxes, net of
  federal income tax                              1,768               1,893               2,566
Amortization of goodwill                          1,448               1,448               1,448
Other                                               (34)                (54)                567

Provision for income taxes                      $27,932             $29,796             $33,737
                                                -----------------------------------------------


THE COMPONENTS OF THE NET DEFERRED TAX ASSET (LIABILITY) WERE AS FOLLOWS:

                                                JAN. 3, 1998    DEC. 28, 1996

Deferred tax assets:
  Accounts Receivable
     Valuation allowances                             $4,660           $3,516
  Inventory valuation allowances                       1,469            1,118
  Compensation expense -
     Common stock options                                141              331
  Accrued liabilities                                    264              354
  Other                                                  220              263
     Total Deferred tax assets                         6,754            5,582
Deferred tax liabilities:
  Trademarks                                          (5,909)          (6,079)
  Property and equipment                                (440)          (1,986)
  Other                                                 (253)            (139)

Total deferred tax liabilities                        (6,602)          (8,204)
                                                        $152          $(2,622)


The $152 net deferred tax asset at january 3, 1998 is presented as a net deferred current asset of $6,303 and a net deferred noncurrent liability of $6,151. The $2,622 net deferred tax liability at December 28, 1996 is presented as a net deferred current asset of $5,048 and a net deferred noncurrent liability of $7,670.

     The company paid income taxes of $28,134, $28,943 and $31,855 during the years ended January 3, 1998, December 28, 1996 and December 30, 1995, respectively.



                     Department 56, Inc.  19  1997 Annual Report

NOTES TO
    CONSOLIDATED FINANCIAL STATEMENTS

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6    COMMITMENTS AND CONTINGENCIES

     OPERATING LEASES The Company leases warehouse and office space, equipment, and showroom display facilities under renewable operating leases ranging from three to twelve years in duration. In addition to the base rent, the Company pays its proportionate share of taxes and special assessments and operating expenses of the warehouse and showroom display facilities.

THE FOLLOWING IS A SCHEDULE OF FUTURE ANNUAL MINIMUM LEASE
PAYMENTS FOR NONCANCELABLE OPERATING LEASES AS OF JANUARY 3, 1998:

     1998                             $1,863
     1999                              1,325
     2000                              1,075
     2001                                518
     2002                                536
     Thereafter                        1,704
                                      $7,021


The Company's rental expense was $2,934, $3,238 and $2,875 for the years ended January 3, 1998, December 28, 1996 and December 30, 1995, respectively.

     During December 1997, the company exercised its purchase option under an aircraft lease agreement and subsequently sold the aircraft at its appraised value to a former officer of the Company for $8,567, recognizing a gain of $2,882.

LETTERS OF CREDIT The Company had outstanding standby and commercial letters of credit amounting to $4,659 at January 3, 1998 relating primarily to purchase commitments issued to foreign suppliers and vendors.

LEGAL PROCEEDINGS The Company is involved in various legal proceedings, claims and governmental audits in the ordinary course of its business. In the opinion of the Company's management, the ultimate disposition of these proceedings, claims and audits will not have a material adverse effect on the financial position or results of operations of the Company.

7    RETIREMENT PLAN

     The Company has a profit sharing plan covering substantially all employees. Contributions to this plan are at the discretion of the Board of Directors, subject to certain limitations. The Company's total profit sharing contributions were $1,136, $750 and $975 for the years ended January 3, 1998, December 28, 1996 and December 30, 1995, respectively.


8    RECOVERY OF IMPORT DUTIES

     During the years ended January 3, 1998, December 28, 1996 and December 30, 1995 the Company received net refunds in custom duties and related interest of $370, $453, and $2,872 respectively. The refunds pertained principally to certain merchandise imported into the United States from 1989 to 1994.

9    RELATED-PARTY TRANSACTIONS

     In the ordinary course of business, the Company sells product to a floral and nursery wholesaler and retailer, of which a director of the Company is an officer, director and stockholder. The Company had sales to this floral and nursery business during the years ended January 3, 1998, December 28, 1996 and December 30, 1995 of $1,323, $1,305 and $1,893, respectively.

     During the years ended January 3, 1998, December 28, 1996 and December 30, 1995, the Company paid $1,343, $2,116 and $2,537 respectively, for aircraft management, transportation and other expenses to an affiliate of a director of the Company.

     During 1997, the Company was reimbursed $467 by a former director and officer of the corporation for use of the Company's aircraft.

     On November 10, 1997, the Company purchased 250,000 shares of its common stock from a former director and officer of the Company at a price per share equal to the closing price in consolidated trading on that day.



                     Department 56, Inc.  20  1997 Annual Report

NOTES TO
    CONSOLIDATED FINANCIAL STATEMENTS

                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

10   STOCKHOLDERS' EQUITY

     STOCK-BASED COMPENSATION PLANS At January 3, 1998, the Company had four stock-based compensation plans. Under the 1992, 1993, 1995 and 1997 stock option plans, the Company may grant options to its directors, officers, employees, consultants and advisors of the Company for up to 292,500, 1,000,000, 600,000 and 1,500,000 shares of common stock, respectively. All employee options granted after the initial public offering have an exercise price equal to the market value of the common stock at the date of grant, generally have a term of 10 years, and generally are exercisable in equal installments on each of the first, second and third anniversaries of the date of the grant.

     A summary of the status of the Company's four stock option plans as of January 3, 1998, December 28, 1996 and December 30, 1995, and changes during the years ended on those dates is presented below:



                                                             1997                            1996                              1995

                                                 WEIGHTED-AVERAGE                WEIGHTED-AVERAGE                  WEIGHTED-AVERAGE
STOCK OPTIONS                          SHARES      EXERCISE PRICE      SHARES      EXERCISE PRICE        SHARES      EXERCISE PRICE

Outstanding at beginning of year    1,291,908              $27.51   1,072,773              $31.73       702,755              $26.32

Granted                               806,000               23.07     433,350               20.48       448,660               37.13

Exercised                             (85,415)              13.53     (33,500)               9.36       (70,742)              12.23

Forfeited                             (28,915)              31.93    (180,715)              39.09        (7,900)              31.26

Outstanding at end of year          1,983,578               26.25   1,291,908               27.51     1,072,773               31.73

Options exercisable at end of year    798,258               30.43     536,583               28.09       224,271               26.57


Weighted average fair value
  of options granted during the year   $10.96                          $10.75                            $16.07

-------------------------------------------------------------------------------

The Company applies Accounting Principle's Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for options granted since the initial public offering. Had compensation cost been determined based on the fair value of the 1995, 1996 and 1997 stock option grants consistent with the method of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (SFAS 123), the Company's income before extraordinary item, net income, income before extraordinary item per common share assuming dilution and net income per share common share assuming dilution would have been reduced to the pro forma amounts indicated to the right:


                                              1997           1996          1995

INCOME BEFORE EXTRAORDINARY ITEM
  As reported                              $42,781        $45,944       $49,565
  Pro forma                                $40,245        $43,410       $48,885

NET INCOME
  As reported                              $42,781        $45,944       $48,253
  Pro forma                                $40,245        $43,410       $47,573

INCOME BEFORE EXTRAORDINARY ITEM
  PER COMMON SHARE ASSUMING DILUTION
  As reported                                $2.05          $2.11         $2.28
  Pro forma                                  $1.93          $2.00         $2.25

NET INCOME PER COMMON SHARE
  ASSUMING DILUTION
  As reported                                $2.05          $2.11         $2.22
  Pro forma                                  $1.93          $2.00         $2.19


                     Department 56, Inc.  21  1997 Annual Report

NOTES TO
    CONSOLIDATED FINANCIAL STATEMENTS

                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

In determining the preceding pro forma amounts under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: expected volatility of 38, 46 and 32 percent, risk-free interest rates of 6.2 percent, 5.8 percent and 6.0 percent, expected lives of 6 years and no expected dividends. The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future compensation costs. SFAS 123 does not apply to awards prior to 1995, and additional awards are anticipated.

The following table summarizes information about the Company's stock option plans at January 3, 1998:


                             NUMBER    WEIGHTED-AVERAGE                                  NUMBER
       RANGE OF         OUTSTANDING           REMAINING    WEIGHTED-AVERAGE         EXERCISABLE    WEIGHTED-AVERAGE
EXERCISE PRICES     AT JAN. 3, 1998    CONTRACTUAL LIFE      EXERCISE PRICE     AT JAN. 3, 1998      EXERCISE PRICE
          $3.33              52,013           4.1 years               $3.33              52,013               $3.33
    18.00-21.47           1,052,971                8.8                20.87             171,009               19.73
    21.48-37.75             878,594                7.8                34.04             575,236               36.06
                          1,983,578                                                     798,258

--------------------------------------------------------------------------------

In addition to stock options granted under the Company's stock option plans, the Company granted options to purchase 30,000 shares of Common Stock to each of four members of the Company's Board of Directors in December 1992. During February 1993, the Company granted options to purchase 30,000 shares of Common Stock to one member of the Board of Directors. These options are not subject to a stock option plan. Such options are exercisable, have a term of ten years from the date of grant, and have an exercise price of $3.33 per share. During 1997, members of the Board of Directors exercised 95,000 options. At January 3, 1998, directors options to purchase 40,000 shares of Common Stock were exercisable at $3.33 per share.

SHAREHOLDER RIGHTS PLAN In April 1997, the Company adopted a shareholder rights plan. Under the shareholder rights plan, each shareholder received a dividend of one preferred share purchase right for each share held of the Company's common stock. Each right entitles the holder to purchase one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $100, subject to adjustment, or at the discretion of the Board of Directors of the Company, the right to purchase common stock of the Company at a 50% discount. The rights become exercisable only upon the occurrence of certain events involving a buyer acquiring 181/2% or greater beneficial ownership in the Company's common stock or the announcement of a tender offer or exchange offer which, if consummated, would give the buyer beneficial ownership of an 181/2% or greater position in the Company. Preferred share purchase rights owned by the buyer become null and void following this occurrence. The rights will expire April 2007, and the Company may redeem the rights at any time (prior to the occurrence of a specified event) at a price of one cent per right, except in certain circumstance where there is a change in the majority of the Board of Directors. If the Company is acquired in a merger or similar transaction after such an occurrence, all rights holders, except the buyer, will have the right to purchase stock in the buyer at a 50% discount.




                      Department 56, Inc. 22  1997 Annual Report

NOTES TO
    CONSOLIDATED FINANCIAL STATEMENTS

                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

11   INCOME PER COMMON SHARE

     Effective December 15, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128). Income per common share amounts presented for 1996 and 1995 have been restated for the adoption of SFAS No. 128. The following tables reconcile income before extraordinary item per common share and income before extraordinary item per common share assuming dilution:


                                                        1997           1996           1995

Income before extraordinary item                 $    42,781    $    45,944    $    49,565

Weighted average number
  of shares outstanding                           20,744,000     21,560,000     21,519,000

Income before extraordinary item
  per common share                               $      2.06    $      2.13    $      2.30



                                                        1997           1996           1995

Income before extraordinary item                 $    42,781    $    45,944    $    49,565

Weighted average number
  of shares outstanding                           20,744,000     21,560,000     21,519,000

Dilutive impact of options outstanding               152,000        199,000        228,000

Weighted average number of shares and
  and potential dilutive shares outstanding       20,896,000     21,759,000     21,747,000

Income before extraordinary item

per common share assuming dilution               $      2.05    $      2.11    $      2.28

Options to purchase 879,000 shares of common stock at exercise prices between $27 and $38 per share were outstanding at January 3, 1998 but were not included in the computation of income before extraordinary item per common share assuming dilution because the option exercise prices were greater than the average market price of the common stock.


                     Department 56, Inc.  23  1997 Annual Report

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF DEPARTMENT 56, INC.:

We have audited the consolidated balance sheets of Department 56, Inc. and subsidiaries (the "Company") as of January 3, 1998 and December 28, 1996 and the related consolidated statements of income, cash flows and stockholders' equity for the years ended January 3, 1998, December 28, 1996 and December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 3, 1998 and December 28, 1996 and the results of its operations and its cash flows for the years ended January 3, 1998, December 28, 1996 and December 30, 1995 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP
-----------------------------
Minneapolis, Minnesota
February 12, 1998


                     Department 56, Inc.  24  1997 Annual Report

CORPORATE AND STOCKHOLDER INFORMATION

BOARD OF DIRECTORS


     SUSAN E. ENGEL (1)
     CHAIRWOMAN AND CHIEF EXECUTIVE OFFICER
     Department 56, Inc.

     TODD L. BACHMAN (2)
     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
     Bachman's Inc.

     MAXINE CLARK
     FOUNDER AND CHIEF EXECUTIVE OFFICER
     Build-A-Bear Workshop

     SANDRA J. HORBACH (1), (3)
     GENERAL PARTNER
     Forstmann Little & Co.

     WM. BRIAN LITTLE (1), (3), (5)
     PRIVATE INVESTOR

     GARY S. MATTHEWS
     PRESIDENT AND CHIEF EXECUTIVE OFFICER
     Guinness Import Company

     STEVEN G. ROTHMEIER (2), (3), (4)
     CHAIRMAN  AND CHIEF EXECUTIVE OFFICER
     Great Northern Capital

     VIN WEBER (3), (4), (5)
     PARTNER
     Clark & Weinstock Inc.



     (1)  MEMBER OF  EXECUTIVE COMMITTEE
     (2)  MEMBER OF  AUDIT COMMITTEE
     (3)  MEMBER OF COMPENSATION COMMITTEE
     (4)  MEMBER OF  STOCK INCENTIVE COMMITTEE
     (5)  MEMBER OF NOMINATING COMMITTEE



OFFICERS



     SUSAN E. ENGEL
     CHAIRWOMAN AND CHIEF EXECUTIVE OFFICER

     DAVID W. DEWEY
     EXECUTIVE VICE PRESIDENT - OVERSEAS OPERATIONS

     BRETT D. HEFFES
     VICE PRESIDENT - CORPORATE DEVELOPMENT

     MARK R. KENNEDY
     SENIOR VICE PRESDENT AND CHIEF FINANCIAL OFFICER

     YEH-HUANG LIN
     VICE PRESIDENT - D 56 TRADING

     ROBERT S. ROSE
     VICE PRESIDENT - DISTRIBUTION AND OPERATIONS

     TIMOTHY J. SCHUGEL
     VICE PRESIDENT - FINANCE

     JOAN M. SERENA
     VICE PRESIDENT - CONSUMER AND DEALER MARKETING

     KENNETH J. SOBASKI
     EXECUTIVE VICE PRESIDENT - SALES AND MARKETING

     GREGORY G. SORENSEN
     VICE PRESIDENT - MANAGEMENT INFORMATION SYSTEMS

     DAVID H. WEISER
     SENIOR VICE PRESIDENT - LEGAL/HUMAN RESOURCES AND SECRETARY

     BRUCE R. WOLLAK
     VICE PRESIDENT - D 56 SALES



STOCKHOLDER INFORMATION


     CORPORATE OFFICES
     One Village Place
     6436 City West Parkway
     Eden Prairie, MN 55344

     TRANSFER AGENT
     Chase Mellon
     Shareholder Services
     450 West 33rd Street
     New York, NY 10001

     INDEPENDENT AUDITORS
     Deloitte & Touche LLP

     STOCK LISTING
     New York Stock Exchange Symbol "DFS"

     ANNUAL MEETING
     1:00 p.m.
     May 14, 1998
     Marriott Southwest Hotel
     5801 Opus Parkway
     Minnetonka, MN


Department 56, Inc. Market Price (PER SHARE)

    1997                               High                 Low
    ......................................................................
    First Quarter                      $24 3/4              $16 7/8
    ......................................................................
    Second Quarter                     $23                  $17 1/4
    ......................................................................
    Third Quarter                      $29 13/16            $21
    ......................................................................
    Fourth Quarter                     $31 3/4              $27 7/16
    ......................................................................

    1996                               High                 Low
    ......................................................................
    First Quarter                      $41 7/8              $20
    ......................................................................
    Second Quarter                     $26 1/8              $20
    ......................................................................
    Third Quarter                      $25 3/8              $19 1/2
    ......................................................................
    Fourth Quarter                     $25 3/4              $21 3/8
    ......................................................................


    Copies of Department 56's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by contacting Investor Relations, Department 56, Inc., (612) 944-5600.

    As of February 19, 1998, there were 1,049 record holders of the Company's common stock.


    "HARLEY-DAVIDSON" TRADEMARK OF H-D MICHIGAN, INC.
    "MCDONALD'S" AND RESTAURANT DESIGN TRADEMARKS OF MCDONALD'S CORPORATION. "HERSHEY" TRADEMARK OF HERSHEY FOODS CORPORATION.

CONSUMER INFORMATION

    The dealer nearest you can be identified by calling our consumer information line at 1-800-LIT-TOWN (1-800-548-8696) or by accessing our Web site at www.D56.com. Our Web site also includes other consumer information.