Form 10-K, Exhibit 13
period 1999-01-02
DEPARTMENT 56 INC
filed 1999-04-02
CIK 902270

                                             FIVE-YEAR SUMMARY

                                                   Year Ended       Year Ended      Year Ended       Year Ended      Year Ended
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)        Jan. 2, 1999(1)  Jan. 3, 1998(1) Dec. 28, 1996(1) Dec. 30, 1995(1) Dec. 31, 1994(1)
-----------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF INCOME

Net sales                                           $243,365       $219,496        $228,775       $252,047        $217,865

Cost of sales                                        100,782         94,040          95,190        110,008          98,480
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                         142,583        125,456         133,585        142,039         119,385

Operating expenses:

   Selling, general and administrative(2)             56,648         49,772          47,853         45,017          41,831

   Amortization of goodwill,
      trademarks and other intangibles                 4,926          4,577           4,577          4,577           4,577
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                              61,574         54,349          52,430         49,594          46,408
-----------------------------------------------------------------------------------------------------------------------------------
Income from operations                                81,009         71,107          81,155         92,445          72,977

Other expense (income):

   Interest expense                                    4,817          4,362           6,063          9,582          12,629

   Gain on sale of aircraft(3)                             -         (2,882)              -              -               -

   Other, net                                           (397)        (1,086)           (648)          (439)           (837)
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes
   and extraordinary item                             76,589         70,713          75,740         83,302          61,185

Provision for income taxes                            30,073         27,932          29,796         33,737          25,086
-----------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item                      46,516         42,781          45,944         49,565          36,099

Extraordinary charge due to
   refinancing of debt(4)                                  -              -               -          1,312               -
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                          $ 46,516       $ 42,781        $ 45,944       $ 48,253        $ 36,099
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Income before extraordinary item
   per common share assuming dilution               $   2.45       $   2.05        $   2.11       $   2.28        $   1.67

Net income per common share assuming dilution       $   2.45       $   2.05        $   2.11       $   2.22        $   1.67
-----------------------------------------------------------------------------------------------------------------------------------

(In thousands, except per share amounts)         Jan. 2, 1999   Jan. 3, 1998   Dec. 28, 1996   Dec. 30, 1995  Dec. 31, 1994
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA

Working capital                                     $  29,276      $  40,857       $  67,997      $  36,015       $  13,362

Total assets                                         233,283        259,695         285,733        259,085         239,680

Long-term debt, including current maturities          20,000         40,000          60,000         80,000         113,000

Total stockholders' equity(5)                        178,735        186,655         196,757        150,286         100,305
-----------------------------------------------------------------------------------------------------------------------------------

(1) THE YEARS ENDED DECEMBER 31, 1994, DECEMBER 30, 1995, DECEMBER 28, 1996, AND JANUARY 2, 1999, WERE 52-WEEK PERIODS, AND THE YEAR ENDED JANUARY 3, 1998, WAS A 53-WEEK PERIOD.

(2) SELLING, GENERAL AND ADMINISTRATIVE EXPENSES FOR THE YEAR ENDED DECEMBER 30, 1995, INCLUDED $2,872 OF NET CUSTOMS DUTIES REFUNDS AND RELATED INTEREST. THE REFUNDS PERTAINED PRINCIPALLY TO CERTAIN MERCHANDISE IMPORTED INTO THE UNITED STATES FROM 1989 TO 1994.

(3) SEE NOTE 6 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

(4) DURING FEBRUARY 1995, THE COMPANY ENTERED INTO A CREDIT AGREEMENT AND RECORDED AN EXTRAORDINARY CHARGE OF $1,312, NET OF INCOME TAXES, TO WRITE OFF DEFERRED FINANCING COSTS.

(5) THE COMPANY HAS NOT DECLARED OR PAID DIVIDENDS ON ITS COMMON STOCK. THE COMPANY DOES NOT ANTICIPATE PAYING DIVIDENDS IN THE FORESEEABLE FUTURE. AS A HOLDING COMPANY, THE ABILITY OF THE COMPANY TO PAY CASH DIVIDENDS WILL DEPEND UPON THE RECEIPT OF DIVIDENDS OR OTHER PAYMENTS FROM ITS SUBSIDIARIES.

                       MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

COMPARISON OF RESULTS OF OPERATIONS 1998 TO 1997

NET SALES Net sales increased $23.9 million, or 11%, from $219.5 million in 1997 to $243.4 million in 1998. This increase was due principally to an increase in volume. Sales of Village Series products increased 13% from 1997 to 1998, while General Giftware product sales increased 7% during the same period. Village Series products continued to account for the most significant portion of the Company's sales, 65% in 1998 versus 64% in 1997.

GROSS PROFIT Gross Profit increased $17.1 million, or 14%, between 1997 and 1998. Gross profit as a percentage of sales increased from 57.2% in 1997 to 58.6% in 1998, principally due to a change in the mix of product shipped during 1998 as compared to 1997 and the benefit derived from selling directly to the Canadian market.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses increased $6.9 million, or 14%, between 1997 and 1998 principally due to a 45% increase in marketing expenses, a 19% increase in distribution expenses and a 6% increase in administrative expenses. Selling, general and administrative expenses as a percentage of sales was 23% in both 1997 and 1998.

INCOME FROM OPERATIONS Income from operations increased $9.9 million, or 14%, from 1997 to 1998 due to the factors described above. Operating margins increased from 32% of net sales in 1997 to 33% of net sales in 1998.

INTEREST EXPENSE Interest expense increased $.5 million, or 10%, between 1997 and 1998 principally due to increased borrowings under the revolving credit agreement, offset by a decrease in interest expense from the repayment of $20 million of debt in December 1997. Borrowings under the revolving credit agreement increased as a result of the timing of stock repurchases and the increase in capital expenditures and acquisitions.

PROVISION FOR INCOME TAXES The effective income tax rate was 39.5% and 39.3% during 1997 and 1998, respectively.

COMPARISON OF RESULTS OF OPERATIONS 1997 TO 1996

NET SALES Net sales decreased $9.3 million, or 4%, from $228.8 million in 1996 to $219.5 million in 1997. This decrease was due principally to a decrease in volume.

                                                                  1998                  1997                    1996
-----------------------------------------------------------------------------------------------------------------------------
                                                                        % of                   % of                   % of
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                    Dollars    Net Sales   Dollars    Net Sales    Dollars   Net Sales
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                    $243.4      100%       $219.5       100%       $228.8      100%

Gross profit                                                  142.6       59         125.5        57         133.6       58

Selling, general and administrative expenses                   56.6       23          49.8        23          47.9       21

Amortization of goodwill,
   trademarks and other intangibles                             4.9        2           4.6         2           4.6        2

Income from operations                                         81.0       33          71.1        32          81.2       35

Interest expense                                                4.8        2           4.4         2           6.1        3

Gain on sale of aircraft                                        -          -          (2.9)       (1)          -          -

Other, net                                                      (.4)       -          (1.1)       (1)          (.6)       -

Income before income taxes                                     76.6       31          70.7        32          75.7       33

Provision for income taxes                                     30.1       12          27.9        13          29.8       13

Net income                                                     46.5       19          42.8        19          45.9       20

Net income per common share assuming dilution                  2.45                   2.05                    2.11

Operating cash flow(1)                                         88.7                   81.7                    88.1
-----------------------------------------------------------------------------------------------------------------------------

(1) OPERATING CASH FLOW REPRESENTS EARNINGS BEFORE INTEREST, INCOME TAXES, DEPRECIATION AND AMORTIZATION. OPERATING CASH FLOW IS USED BY MANAGEMENT AND CERTAIN INVESTORS AS AN INDICATOR OF A COMPANY'S HISTORICAL ABILITY TO SERVICE DEBT. HOWEVER, OPERATING CASH FLOW IS NOT INTENDED TO REPRESENT CASH FLOW FROM OPERATIONS FOR THE PERIOD, NOR HAS IT BEEN PRESENTED AS AN ALTERNATIVE TO EITHER (i) OPERATING INCOME (AS DETERMINED BY GAAP) AS AN INDICATOR OF OPERATING PERFORMANCE OR (ii) CASH FLOW FROM OPERATING, INVESTING AND FINANCING ACTIVITIES (AS DETERMINED BY GAAP). OPERATING CASH FLOW IS, THEREFORE, SUSCEPTIBLE TO VARYING CALCULATIONS AND, AS PRESENTED, MAY NOT BE COMPARABLE TO OTHER SIMILARLY TITLED MEASURES OF OTHER COMPANIES.

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

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES Selling, general and administrative expenses increased $1.9 million, or 4%, between 1996 and 1997 principally due to a 20% increase in marketing expense and a 6% increase in administrative expense, offset by a 7% decrease in commission expense. Selling, general and administrative expenses as a percentage of sales increased from approximately 21% in 1996 to approximately 23% in 1997.

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

SEASONALITY

Historically, principally due to the timing of wholesale trade shows early in the calendar year and the limited supply of the Company's products, the Company has received the majority of its total annual customer orders during the first quarter of each year. The Company entered 65% and 66% of its total annual customer orders for 1998 and 1997, respectively, during the first quarter of each of those years. Cancellations of total annual customer orders were approximately 7% and 8% in 1998 and 1997, respectively. The Company's backlog was $4.0 million and $4.6 million at January 2, 1999 and January 3, 1998, respectively.

The Company shipped and recorded as net sales approximately 91% and 90% of its annual customer orders in 1998 and 1997, respectively. Orders not shipped in a particular year, net of cancellations, returns, allowances and cash discounts, are carried into backlog for the following year and have historically been orders for Spring and Easter products.

The Company receives products, pays its suppliers and ships products throughout the year, although historically

                                                          1998                                            1997
-----------------------------------------------------------------------------------------------------------------------------------
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS) 1st Qtr  2nd Qtr  3rd Qtr  4th Qtr Total     1st Qtr  2nd Qtr  3rd Qtr  4th Qtr  Total
-----------------------------------------------------------------------------------------------------------------------------------
Customer orders entered(1)              $173.7    $50.0    $37.1    $ 7.7  $268.5     $160.6   $43.8    $34.3    $ 6.2   $244.9
Net sales                                 49.0     69.9     71.5     52.9   243.4       45.7    58.6     61.6     53.6    219.5
Gross profit                              28.4     41.2     41.7     31.2   142.6       26.6    33.9     35.8     29.2    125.5
Selling, general and
  administrative expenses                 11.6     13.6     14.3     17.1    56.6       10.7    11.4     12.1     15.6     49.8
Amortization of goodwill,
  trademarks and other intangibles         1.2      1.3      1.3      1.3     4.9        1.1     1.1      1.2      1.2      4.6
Income from operations                    15.7     26.3     26.1     12.9    81.0       14.7    21.3     22.5     12.6     71.1
Net income                                 9.2     15.4     15.0      6.9    46.5        8.7    12.4     13.1      8.6     42.8
Net income per common
  share assuming dilution(2)              0.47     0.80     0.81     0.38    2.45       0.40    0.59     0.63     0.42     2.05
-----------------------------------------------------------------------------------------------------------------------------------

(1) CUSTOMER ORDERS ENTERED ARE ORDERS RECEIVED AND APPROVED BY THE COMPANY, SUBJECT TO CANCELLATION FOR VARIOUS REASONS INCLUDING CREDIT CONSIDERATIONS, INVENTORY SHORTAGES AND CUSTOMER REQUESTS.

(2) SEE NOTE 11 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

the majority of shipments occur in the second and third quarters as retailers stock merchandise in anticipation of the holiday season. As a result of this seasonal pattern, the Company generally records its highest sales during the second and third quarters of each year. The Company expects this seasonal pattern to continue for the foreseeable future. The Company can experience fluctuations in quarterly sales growth and related net income compared with the prior year due to the timing of receipt of product from suppliers and subsequent shipment of product from the Company to customers, as well as the timing of orders placed by customers. The Company is not managed to maximize quarter-to-quarter results, but rather to achieve broader, long-term growth objectives which are consistent with the Company's business strategy.

LIQUIDITY AND CAPITAL RESOURCES

In March 1999, the Company entered into a new credit agreement providing a $100 million revolving credit facility and a $150 million revolver/term loan. The $150 million revolver/term loan converts to a four-year term loan after one year. The revolver/term loan will have annual amortization payments of 15%, 20%, 25% and 40% of the amount outstanding at conversion in March 2001, 2002, 2003 and 2004, respectively.

The Company used the proceeds of the revolver/term loan to refinance the remaining $20 million term loan under its former credit agreement. In connection therewith, the Company recorded $1,700,000 in deferred financing fees, which will be amortized over the life of the credit agreement.

The revolving credit facility provides for borrowings of up to $100 million including letters of credit. The letters of credit are issued primarily in connection with inventory purchases. The credit agreement contains financial and operating covenants, including restrictions on incurring indebtedness and liens, selling property and paying dividends. In addition, the Company is required to satisfy consolidated net worth, interest coverage ratio and leverage ratio tests, in each case at the end of each fiscal quarter.

The Company believes that its internally generated cash flow and seasonal borrowings under the revolving credit facility will be adequate to fund operations and capital expenditures for the next twelve months.

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

Accounts receivable increased from $23.0 million at January 3, 1998 to $26.2 million at January 2, 1999, principally due to the increase in net sales in 1998 as compared to 1997.

Capital expenditures were $6.8 million, $7.8 million and $1.5 million for 1998, 1997 and 1996, respectively. Included in 1997 capital expenditures is $4.9 million in connection with the Company's exercise of a purchase option under its aircraft lease agreement. See Note 6 to the Consolidated Financial Statements. Included in 1998 capital expenditures is $4.1 million in connection with the implementation of a new information system. The new information system will significantly update the Company's current information system capabilities and is expected to eliminate Year 2000 issues for the Company's primary business systems.

During 1998, the Company acquired substantially all of the assets of the independent sales representative organizations that represented the Company's products in California and several surrounding western states and New York and several surrounding eastern states. Also during 1998, the Company acquired the inventory and certain other assets of its Canadian distributor. The cost of these acquisitions was $4.7 million.

In January 1999, the Company entered into a letter of intent with a contractor to lease a proposed distribution center in Minnesota. The Company plans to consolidate its three current distribution centers into the proposed distribution center by the end of 1999. The anticipated term of the lease will be approximately ten years with options to renew the lease. The proposed lease payments will approximate the combined lease payments of the Company's three current distribution centers.

Operating cash flow, defined as earnings before interest, income tax, depreciation and amortization expenses, increased $7.0 million, or 9%, from $81.7 million in 1997 to $88.7 million in 1998. The increase was principally due to the increase in net income.

The Company has a stock repurchase program. In 1998, the Board of Directors of the Company authorized the repurchase in open market and privately negotiated transactions of up to an additional 1.5 million shares valid through the end of the Company's 1999 fiscal year. The timing, prices and amounts of shares repurchased will be determined at the discretion of the Company's management and subject to continued compliance with the Company's credit facilities. Under this program, the Company repurchased in the open market 1.7 million shares during 1998 at a weighted-average price of $35 per share. The Company is authorized to repurchase an additional 0.6 million shares through the end of 1999.

YEAR 2000

On January 3, 1999, the Company substantially implemented a new integrated computer system, which replaced its primary operating and financial computing systems. The vendor of the core software program for the new integrated system has indicated that this system will substantially address Year 2000 requirements, and the Company does not anticipate that it will experience any material disruption to its transaction processing operations or financial or accounting functions as a result of the failure of any of its systems to be Year 2000 compliant. The Company is continuing to monitor and evaluate its new and existing systems so that, in the event substantial non-compliance with Year 2000 needs is detected, the remainder of 1999 can be utilized to achieve necessary functionality.

Total expenditures (aside of internal labor costs) for implementation of the new system is expected to be approximately $5 million, of which approximately $4 million has been incurred as of January 2, 1999. Hardware, software and certain project costs were capitalized and will be amortized over their useful lives. All other costs were expensed as incurred.

The Company believes that the implementation of the new integrated computer system will allow it to be substantially Year 2000 compliant. There can be no assurance, however, that the systems of third parties on which the Company relies will be Year 2000 compliant in a timely manner. As a precautionary measure, the Company intends to develop contingency plans for all of its systems that are not expected to be Year 2000 compliant by October 1999. A variety of automated as well as manual fallback plans will be considered, including the use of electronic spreadsheets, resetting system dates and manual workarounds. An interruption of the Company's ability to conduct its business due to a Year 2000 problem with a third party could have a material adverse effect on the Company. The Company's product vendor and customer bases are fragmented, and generally are not dependent on computer control or systematization of their business operations. Management, therefore, believes that the greatest risks presented by potential Year 2000 failures of third parties are those which would affect the general economy or certain industries, such as may occur if there were insufficient electric power or other utilities needed for the Company's operations or manufacture of its products or insufficient reliable means of transporting the Company's products. While such failures could affect important operations of the Company, either directly or indirectly, in a significant manner, the Company cannot at present estimate either the likelihood or the potential cost of such failures. The statements concerning future matters are "forward-looking statements" and actual results may vary.

FOREIGN EXCHANGE

The dollar value of the Company's assets abroad is not significant. Substantially all of the Company's sales are denominated in U.S. dollars and, as a result, are not subject to changes in exchange rates.

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

RECENT DEVELOPMENTS

On February 24, 1999, the Company issued a press release stating in relevant part: "Based on orders received to date ... we expect that the increase in our full first quarter orders will be consistent with achieving our goal of seven to nine percent sales growth and mid-teen earnings per share growth in 1999. Our confidence is underscored by recent dealer feedback indicating that retail sales for our collectible products grew in 1998 and inventory turnover improved." The press release also noted that in January 1999, "the company installed a new integrated enterprise-wide software system. While this new system will be a valuable asset in facilitating future growth, the installation has changed the timing of the receipt of orders from customers and product shipping, thereby impacting comparability to prior years' levels. However this should not impact full-year results."

The press release further stated: "Department 56 initiated a number of steps in 1998 to help position the company for strong future growth, including launching the first new Village line in five years, successfully broadening existing lines and investing in new marketing and product development resources. During [1999, the Company] will continue to invest our strong cash flow in new growth opportunities, including launching new products, building our brand through the opening of our first company-owned store at the Mall of America in May, consolidating our warehouses into a new facility and exploring attractive acquisition opportunities."

On Form 8-K dated February 26, 1999, the Company stated: "In addition to the statements contained in the press release, the Company expects that its effective income tax rate for fiscal year 1999 may decrease by up to 1 percentage point from the 39.3% rate experienced in fiscal year 1998."

The federal securities laws provide "safe harbor" status to certain statements that go beyond historical information and which may provide an indication of future results. Any conclusions or expectations drawn from the statements in the press release or the Form 8-K or throughout this annual report concerning matters that are not historical corporate financial results are "forward-looking statements" that involve risks and uncertainties.

The Company's first quarter 1999 order expectations and sales expectations for 1999 are based on the Company's current forecast of dealer orders and planned sales at the retail store it plans to open in May 1999, and is further dependent on the timing and extent of promotional and marketing efforts undertaken by the Company as well as the timing and extent of product receipts and shipments, the efficiency of information systems developed to collect, compile and execute customer orders, and retailer and consumer demand. Dealer orders are principally dependent on the amount, quality and market acceptance of the new product introductions and retailer demand. Dealer order patterns have historically varied in number, mix and timing, and there can be no assurance that the order trend experience from January 3, 1999, through February 24, 1999, will continue. The Company's expectations regarding earnings per share are based on the Company's sales expectations and assume it will maintain its historical operating margin. The Company's operating margin may be impacted by, amongst other factors, shifts in product mix; exchange rate fluctuations with countries the Company imports from; changes in ocean freight rates; and changes in the Company's historical selling, general and administrative expense rate. Moreover, the statements in the press release or the Form 8-K or throughout this annual report concerning retail inventory levels, consumer demand and dealer expectations are based on statistical research conducted by or for the Company, and assume that such findings are correct and representative of market conditions as a whole.

Readers are cautioned that actual effective tax rates are dependent upon numerous factors, and that the Company's expectation concerning the 1999 effective tax rate assumes realization of fiscal year 1999 sales expectations and fiscal year 1999 operating margin assumptions referred to in the press release. In addition, the factors which may impact sales, operating margin or earnings stated in the press release can significantly impact the Company's effective income tax rate.

If not mentioned above, other factors, including consumer acceptance of new products; product development efforts; identifications and retention of sculpting and other talent; completion of third party product manufacturing; dealer reorders and order cancellations; control of operating expenses; corporate cash flow application, including share repurchases; functionality of information and operating systems; identification, completion and results of acquisitions, investments and other strategic business initiatives; grants of stock options or other equity equivalents; actual or deemed exercises of stock options; and industry, general economic, regulatory, transportation and international trade and monetary conditions, can significantly impact the Company's sales, earnings and earnings per share. Actual results may vary materially from forward-looking statements and the assumptions on which they are based. The Company undertakes no obligation to update or publish in the future any forward-looking statements.

                                             CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                                            January 2, 1999         January 3, 1998
---------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:

   Cash and cash equivalents                                                         $     2,783             $   37,361

   Accounts receivable, net of allowances of $12,908 and $13,057, respectively            26,170                 23,004

   Inventories                                                                            18,287                 18,070

   Deferred taxes                                                                          6,704                  6,303

   Other current assets                                                                    3,957                  3,008
---------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                57,901                 87,746

Property and equipment, net                                                               17,722                 12,753

Goodwill, net of accumulated amortization of $25,862 and $21,683, respectively           141,528                143,491

Trademarks and other intangibles, net of accumulated amortization
   of $3,097 and $2,349, respectively                                                     16,003                 15,551

Other assets                                                                                 129                    154
---------------------------------------------------------------------------------------------------------------------------
                                                                                       $ 233,283              $ 259,695
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

   Current portion of long-term debt                                              $           -              $   20,000

   Accounts payable                                                                       11,100                  9,973

   Commissions payable                                                                     3,062                  3,955

   Other current liabilities                                                              14,463                 12,961
---------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                           28,625                 46,889

Deferred taxes                                                                             5,923                  6,151

Long-term debt                                                                            20,000                 20,000

Commitments and contingencies (Note 6)

STOCKHOLDERS' EQUITY:

   Preferred stock, $.01 par value; authorized 20,000 shares; no shares issued                 -                      -

   Common stock, $.01 par value; authorized 100,000 shares; issued and
      outstanding 21,900 and 21,765 shares, respectively                                     219                    218

   Additional paid-in capital                                                             48,295                 44,645

   Treasury stock, at cost; 3,876 and 2,199 shares, respectively                        (113,302)               (55,215)

   Retained earnings                                                                     243,523                197,007
---------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                         178,735                186,655
---------------------------------------------------------------------------------------------------------------------------
                                                                                       $ 233,283              $ 259,695
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                             CONSOLIDATED STATEMENTS OF INCOME

                                                               Year Ended             Year Ended              Year Ended
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                     January 2, 1999        January 3, 1998        December 28, 1996
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                     $ 243,365               $ 219,496              $ 228,775

Cost of sales                                                   100,782                  94,040                 95,190
----------------------------------------------------------------------------------------------------------------------------
   Gross profit                                                 142,583                 125,456                133,585

Operating expenses:

   Selling, general and administrative                           56,648                  49,772                 47,853

   Amortization of goodwill, trademarks and
      other intangibles                                           4,926                   4,577                  4,577
----------------------------------------------------------------------------------------------------------------------------
   Total operating expenses                                      61,574                  54,349                 52,430
----------------------------------------------------------------------------------------------------------------------------
Income from operations                                           81,009                  71,107                 81,155

Other expense (income):

   Interest expense                                               4,817                   4,362                  6,063

   Gain on sale of aircraft                                           -                  (2,882)                     -

   Other, net                                                      (397)                 (1,086)                  (648)
----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                       76,589                  70,713                 75,740

Provision for income taxes                                       30,073                  27,932                 29,796
----------------------------------------------------------------------------------------------------------------------------
Net income                                                   $   46,516              $   42,781             $   45,944
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Net income per common share                                  $     2.49              $     2.06             $     2.13
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Net income per common share assuming dilution                $     2.45              $     2.05             $     2.11
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                        CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               Year Ended             Year Ended              Year Ended
(IN THOUSANDS)                                               January 2, 1999        January 3, 1998       December 28, 1996
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                  $ 46,516                $ 42,781               $ 45,944
   Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation                                                2,385                   2,031                  1,721
      Amortization of goodwill, trademarks and
        other intangibles                                         4,926                   4,577                  4,577
      Provision for uncollectible accounts receivable               888                   1,087                  2,014
      Gain on sale of aircraft                                        -                  (2,882)                     -
      Compensation expense - common stock options                     -                       -                     14
      Deferred taxes                                               (629)                 (2,774)                   (37)
      Changes in assets and liabilities:
         Accounts receivable                                     (4,054)                 11,512                 (3,349)
         Inventories                                                186                   2,456                  8,533
         Other assets                                              (961)                 (1,337)                   502
         Accounts payable                                         1,127                   2,355                  1,019
         Commissions payable                                       (893)                   (728)                   212
         Other current liabilities                                2,582                   4,882                 (1,379)
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                  52,073                  63,960                 59,771
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property and equipment                           (6,750)                 (7,829)                (1,507)
   Proceeds from sale of aircraft                                     -                   8,567                      -
   Acquisitions                                                  (4,660)                      -                      -
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) investing activities       (11,410)                    738                 (1,507)
---------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from the exercise of common stock options             2,846                   1,473                    336
   Borrowings on revolving credit agreement                      75,500                  17,985                 34,338
   Principal payments on revolving credit agreement             (75,500)                (17,985)               (34,338)
   Purchases of treasury stock                                  (58,087)                (55,215)                     -
   Principal payments on long-term debt                         (20,000)                (20,000)               (20,000)
---------------------------------------------------------------------------------------------------------------------------
      Net cash used in financing activities                     (75,241)                (73,742)               (19,664)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents            (34,578)                 (9,044)                38,600
Cash and cash equivalents at beginning of period                 37,361                  46,405                  7,805
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                     $  2,783                $ 37,361               $ 46,405
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                             Unearned
                                                                Additional Compensation                               Total
                                           Common Stock          Paid-In     on Common     Treasury    Retained   Stockholders'
(IN THOUSANDS)                          Shares       Amount       Capital  Stock Options    Stock      Earnings      Equity
-------------------------------------------------------------------------------------------------------------------------------
Balance as of December 30, 1995         21,546        $215       $41,803       $(14)     $       -     $108,282    $150,286
   Net income                                -           -             -          -              -       45,944      45,944
   Shares issued upon the exercise
      of common stock options               38           1           512          -              -            -         513
   Common stock options vested               -           -             -         14              -            -          14
-------------------------------------------------------------------------------------------------------------------------------
Balance as of December 28, 1996         21,584         216        42,315          -              -      154,226     196,757
   Net income                                -           -             -          -              -       42,781      42,781
   Shares issued upon the exercise
      of common stock options              181           2         2,330          -              -            -       2,332
   Shares repurchased                   (2,199)          -             -          -        (55,215)           -     (55,215)
-------------------------------------------------------------------------------------------------------------------------------
Balance as of January 3, 1998           19,566         218        44,645          -        (55,215)     197,007     186,655
   Net income                                -           -             -          -              -       46,516      46,516
   Shares issued upon the exercise
      of common stock options              131           1         3,541          -              -            -       3,542
   Shares repurchased                   (1,677)          -             -          -        (58,087)           -     (58,087)
   Other                                     3           -           109          -              -            -         109
-------------------------------------------------------------------------------------------------------------------------------
Balance as of January 2, 1999           18,023        $219       $48,295      $   -      $(113,302)    $243,523    $178,735
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1   SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES

BUSINESS The Company is engaged in the original design, importation and wholesale distribution of specialty giftware products. The majority of the Company's products are developed and designed by the Company's in-house creative team and are manufactured for the Company by independently owned foreign manufacturers located primarily in the Pacific Rim. The Company's customer base and accounts receivable are primarily comprised of, and are due from, retail stores of various sizes located throughout the United States and Canada.

PRINCIPLES OF CONSOLIDATION The accompanying consolidated financial statements of the Company include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

FISCAL YEAR END The Company's policy is to end its fiscal year on the Saturday closest to December 31. The years ended January 2, 1999, and December 28, 1996, include 52 weeks, and the year ended January 3, 1998, includes 53 weeks.

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

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

PROPERTY AND EQUIPMENT Property and equipment are stated at cost. Depreciation is computed on a straight-line method over the estimated useful lives of the assets, ranging from 2 to 45 years.

Major improvements and replacements of property are capitalized. Maintenance, repairs and minor improvements are expensed. Upon retirement or other disposition of property, applicable cost and accumulated depreciation are removed from the accounts. Any gains or losses are included in earnings.

GOODWILL Goodwill represents the excess of cost over the fair value of acquired net assets of the Company at the acquisition date and is being amortized on a straight-line basis over 30 to 40 years. The Company periodically evaluates the recoverability of goodwill based on an analysis of estimated future undiscounted cash flows.

TRADEMARKS AND OTHER INTANGIBLE ASSETS Trademarks and other intangible assets acquired are being amortized on a straight-line basis over 3 to 40 years. The Company periodically evaluates the recoverability of trademarks based on an analysis of estimated future undiscounted cash flows.

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

FOREIGN EXCHANGE CONTRACTS The Company imports most of its products and, while the majority of these purchases are denominated in U.S. dollars, some of the purchases are denominated in foreign currency. In addition, the Company's sales to Canada are denominated in Canadian dollars. To hedge its foreign exchange exposure, the Company may enter into foreign exchange contracts. The foreign exchange contracts reduce the Company's overall exposure to exchange rate movements, since the gains and losses on these contracts offset gains and losses on the transactions being hedged. Gains or losses on these contracts will be recognized and included in cost of sales at the time the related inventory is sold. The Company is exposed to credit risk to the extent of nonperformance by a counterparty to the foreign currency contracts. However, the Company believes it uses a strong financial counterparty in these transactions and that the resulting credit risk under these hedging strategies is not significant.

FAIR VALUE OF FINANCIAL INSTRUMENTS The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and commissions payable approximates fair value because of the short-term nature of these instruments. Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities, the Company also believes the carrying amount of long-term debt approximates fair value. The fair value of the Company's forward currency contracts is determined using the current spot rate. There were no forward currency contracts outstanding at January 3, 1998, and January 2, 1999.

NET INCOME PER COMMON SHARE Net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the period. Net income per common share assuming dilution reflects per share amounts that would have resulted had the Company's outstanding stock options been converted to common stock. See Note 11.

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

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

RECLASSIFICATIONS Certain reclassifications were made to the fiscal 1997 and 1996 consolidated financial statements in order to conform to the presentation of the fiscal 1998 consolidated financial statements. These reclassifications had no impact on net income or retained earnings as previously reported.

NEW ACCOUNTING STANDARDS In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, REPORTING COMPREHENSIVE INCOME. Comprehensive income includes net income and several other items that current accounting standards require to be recognized outside of net income. This standard requires enterprises to display comprehensive income and its components in financial statements; to classify items of comprehensive income by their nature in financial statements; and to display the accumulated balances of other comprehensive income in stockholders' equity separately from retained earnings and additional paid-in capital. The Company adopted SFAS No. 130 in fiscal 1998, and there were no items of other comprehensive income for all periods presented.

In June 1997, the FASB issued SFAS No. 131, DISCLOSURE ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, replacing SFAS No. 14 and its amendments. This standard requires enterprises to report certain information about products and services, activities in different geographic areas and reliance on major customers, and to disclose certain operating segment information in their financial statements. Operating segments are components of an enterprise for which financial information is available and evaluated by the enterprise's chief operating decision-maker in allocating resources and assessing performance. The Company adopted SFAS No. 131 in fiscal 1998. The Company has determined that it operates in one segment, specialty giftware. In addition, less than 3% of total revenue is derived from customers outside the United States and less than 1% of all long lived assets are located outside the United States. No customer represents more than 3% of total revenue.

Effective January 4, 1998, the Company adopted Statement of Position (SOP) No. 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE. SOP No. 98-1 provides guidance on accounting for costs associated with computer software developed or obtained for internal use. Adoption of this standard did not have a significant effect on the financial results of the Company.

During 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which is effective for years beginning after June 15, 1999. The Company is currently evaluating the impact, if any, of this statement.

2  PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following:

                                        Jan. 2,     Jan. 3,
                                          1999        1998
------------------------------------------------------------
Leasehold improvements                 $ 3,026     $ 1,253
Furniture and fixtures                   2,585       1,758
Computer equipment                       8,495       4,646
Other equipment                          5,175       4,804
Building                                 6,764       6,288
Land                                       906         906
-------------------------------------------------------------
-------------------------------------------------------------
                                        26,951      19,655
Less accumulated depreciation            9,229       6,902
-------------------------------------------------------------
-------------------------------------------------------------
Property and equipment, net            $17,722     $12,753
-------------------------------------------------------------
-------------------------------------------------------------

3  OTHER CURRENT LIABILITIES

Other current liabilities are comprised of the following:

                                        Jan. 2,     Jan. 3,
                                         1999        1998
-----------------------------------------------------------
Accrued compensation
   and benefits                         $4,698      $3,377
Income taxes payable                     7,768       7,644
Deferred revenue                           754         679
Accrued royalty fees                       578         570
Other                                      665         691
-----------------------------------------------------------
-----------------------------------------------------------
                                       $14,463     $12,961
-----------------------------------------------------------
-----------------------------------------------------------

4  CREDIT AGREEMENT

Long-term debt is comprised of the following:

                                      Jan. 2,     Jan. 3,
                                        1999        1998
-----------------------------------------------------------
Term loan                              $20,000     $40,000
Less current portion                         -      20,000
-----------------------------------------------------------
-----------------------------------------------------------
                                       $20,000     $20,000
-----------------------------------------------------------
-----------------------------------------------------------

In March 1999, the Company entered into a new credit agreement providing a $100 million revolving credit facility and a $150 million revolver/term loan. The $150 million revolver/term loan converts to a four-year term loan after one year. The revolver/term loan will have annual amortization payments of 15%, 20%, 25% and 40% of the amount outstanding at conversion in March 2001, 2002, 2003 and 2004, respectively.

The Company used the proceeds of the revolver/term loan to refinance the remaining $20 million term loan under its former credit agreement. As of January 2, 1999, the $20 million term loan has been classified as noncurrent to reflect the refinancing. In connection therewith, the Company recorded $1,700 in deferred financing fees, which will be amortized over the life of the credit agreement.

The revolving line of credit provides for borrowings of up to $100,000, which may be in the form of letters of credit, bankers acceptances and revolving credit loans. The sum of the Company's revolving credit loans and bankers acceptances may not exceed an aggregate of $30,000 during any one 30 consecutive day period each calendar year. Borrowings under the credit agreement are subject to certain borrowing base limitations (as defined). The revolving line of credit provides for commitment fees of 0.25% to 0.50% per annum on the daily average of the unused commitment.

The credit agreement allows the Company to choose between two interest rate options in connection with its term loan and revolving credit loans. The interest rate options are the Alternate Base Rate (as defined) or the Eurodollar Rate (as defined) plus an applicable margin. The applicable margin ranges from 0.875% to 1.625% for Eurodollar Rate loans. The credit agreement expires March 19, 2004.

The credit agreement includes restrictions as to, among other things, the amount of additional indebtedness, liens, contingent obligations, investments and dividends. The credit agreement also requires maintenance of minimum levels of interest coverage, net worth and maximum levels of leverage.

None of these restrictions are expected to have a material adverse effect on the Company's ability to operate in the future. The Company has pledged the common stock of its subsidiaries, direct and indirect, as collateral under the credit agreement, and the Company and its subsidiaries, direct and indirect, have guaranteed repayment of amounts borrowed under the credit agreement.

The Company paid interest of $4,859, $4,400 and $6,129 during the years ended January 2, 1999, January 3, 1998, and December 28, 1996, respectively.

5 INCOME TAXES

The provision for income taxes consisted of the following:

                             Year        Year        Year
                             Ended       Ended       Ended
                            Jan. 2,     Jan. 3,    Dec. 28,
                             1999        1998        1996
------------------------------------------------------------
Current:
   Federal                  $28,188     $28,225    $27,376
   State                      2,416       2,419      2,347
   Foreign                       98          62        110
Deferred                       (629)     (2,774)       (37)
------------------------------------------------------------
------------------------------------------------------------
                            $30,073     $27,932    $29,796
------------------------------------------------------------
------------------------------------------------------------

The reconciliation between income tax expense based on statutory income tax rates and the provision for income taxes per the consolidated statements of income is as follows:

                             Year        Year        Year
                             Ended       Ended       Ended
                            Jan. 2,     Jan. 3,    Dec. 28,
                             1999        1998        1996
------------------------------------------------------------
Income taxes at federal
   statutory rate           $26,806     $24,750    $26,509
State income taxes, net
   of federal income tax      1,915       1,768      1,893
Amortization of
   goodwill                   1,448       1,448      1,448
Other                           (96)        (34)       (54)
------------------------------------------------------------
Provision for
   income taxes             $30,073     $27,932    $29,796
------------------------------------------------------------
------------------------------------------------------------


The components of the net deferred tax asset were as follows:

                                        Jan. 2,    Jan. 3,
                                         1999       1998
------------------------------------------------------------
Deferred tax assets:
   Accounts receivable
      valuation allowances            $  4,793    $  4,660
   Inventory valuation allowances        1,638       1,469
   Compensation expense -
      common stock options                 121         141
   Accrued liabilities                     400         264
   Other                                   172         220
------------------------------------------------------------
      Total deferred tax assets          7,124       6,754
Deferred tax liabilities:
   Trademarks                           (5,739)     (5,909)
   Property and equipment                 (379)       (440)
   Other                                  (225)       (253)
------------------------------------------------------------
      Total deferred tax liabilities    (6,343)     (6,602)
                                      $    781    $    152
------------------------------------------------------------
------------------------------------------------------------

The $781 net deferred tax asset at January 2, 1999, is presented as a net deferred current asset of $6,704 and a net deferred noncurrent liability of $5,923. The $152 net deferred tax asset at January 3, 1998, is presented as a net deferred current asset of $6,303 and a net deferred noncurrent liability of $6,151.

The Company paid income taxes of $29,829, $28,134 and $28,943 during the years ended January 2, 1999, January 2, 1998, and December 28, 1996, respectively.

6 COMMITMENTS AND CONTINGENCIES

OPERATING LEASES The Company leases warehouse and office space, equipment and showroom display facilities under renewable operating leases ranging from three to twelve years in duration. In addition to the base rent, the Company pays its proportionate share of taxes and special assessments and operating expenses of the warehouse and showroom display facilities.

The following is a schedule of future annual minimum lease payments for noncancelable operating leases as of January 2, 1999:


1999                                                $ 2,836
-------------------------------------------------------------
2000                                                  2,366
-------------------------------------------------------------
2001                                                  1,703
-------------------------------------------------------------
2002                                                  1,246
-------------------------------------------------------------
2003                                                  1,013
-------------------------------------------------------------
Thereafter                                            3,273
-------------------------------------------------------------
                                                    $12,437
-------------------------------------------------------------

The Company's rental expense was $2,533, $2,934 and $3,238 for the years ended January 2, 1999, January 3, 1998, and December 28, 1996, respectively.

In January 1999, the Company entered into a letter of intent with a contractor to lease a proposed distribution center in Minnesota. The Company plans to consolidate its three current distribution centers into the proposed distribution center by the end of 1999. The anticipated term of the lease will be approximately ten years with options to renew the lease. The proposed lease payments will approximate the combined lease payments of the Company's three current distribution centers. The proposed lease payments are not included in the schedule of future annual minimum lease payments above.

During December 1997, the Company exercised its purchase option under an aircraft lease agreement and subsequently sold the aircraft at its appraised value to a former officer of the Company for $8,567, recognizing a gain of $2,882.

LETTERS OF CREDIT The Company had outstanding standby and commercial letters of credit amounting to $2,677 at January 2, 1999 relating primarily to purchase commitments issued to foreign suppliers and vendors.

LEGAL PROCEEDINGS The Company is involved in various legal proceedings, claims and governmental audits in the ordinary course of its business. In the opinion of the Company's management, the ultimate disposition of these proceedings, claims and audits will not have a material adverse effect on the financial position or results of operations of the Company.

7 RETIREMENT PLAN

The Company has a profit sharing plan covering substantially all employees. Contributions to this plan are at the discretion of the Board of Directors, subject to certain limitations. Charges in respect to the Company's profit sharing contributions were $1,025, $1,136 and $750 for the years ended January 2, 1999, January 3, 1998, and December 28, 1996, respectively.

8 ACQUISITIONS

During 1998, the Company acquired substantially all of the assets of the independent sales representative organizations that represented the Company's products in California and several surrounding western states and New York and several surrounding eastern states. Also during 1998, the Company acquired the inventory and certain other assets of its Canadian distributor. The cost of these acquisitions was $4.7 million, and was accounted for using the purchase method of accounting. Goodwill recorded as a result of these transactions was $3.4 million.

9 RELATED-PARTY TRANSACTIONS

In the ordinary course of business, the Company sells product to a floral and nursery wholesaler and retailer, of which a former director of the Company is an officer, director and stockholder. The Company had sales to this floral and nursery business during the years ended January 2, 1999, January 3, 1998, and December 28, 1996, of $1,448, $1,323 and $1,305, respectively.

During the years ended January 3, 1998, and December 28, 1996, the Company paid $1,343 and $2,116 respectively, for aircraft management, transportation and other expenses to an affiliate of a former director of the Company.

During 1997, the Company was reimbursed $467 by a former director and officer of the corporation for use of the Company's aircraft.

On November 10, 1997, the Company purchased 250,000 shares of its common stock from a former director and officer of the Company at a price per share equal to the closing price in consolidated trading on that day.

10 STOCKHOLDERS' EQUITY

STOCK-BASED COMPENSATION PLANS At January 2, 1999, the Company had four stock-based compensation plans. Under the 1992, 1993, 1995 and 1997 stock option plans, the Company may grant options to its directors, officers, employees, consultants and advisors of the Company for up to 292,500, 1,000,000, 600,000 and 1,500,000 shares of common stock, respectively. All employee options granted after the initial public offering have an exercise price equal to the market value of the common stock at the date of grant, generally have a term of 10 years, and generally are exercisable in equal installments on each of the first, second and third anniversaries of the date of the grant. At January 2, 1999, the shares available for granting under the 1992, 1993, 1995 and 1997 stock option plans were 7,333, 69,332, 88,651 and
1,022,572 shares, respectively.

A summary of the status of the Company's four stock option plans as of January 2, 1999, January 3, 1998, and December 28, 1996, and changes during the years ended on those dates is presented below:

                                                         1998                       1997                      1996
                                                              Weighted-                 Weighted-                  Weighted-
                                                               Average                   Average                    Average
Stock Options                                      Shares   Exercise Price   Shares   Exercise Price   Shares    Exercise-Price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                 1,983,578     $26.25       1,291,908      $27.51     1,072,773      $31.73
Granted                                             97,000      31.87         806,000       23.07       433,350       20.48
Exercised                                         (129,625)     21.90         (85,415)      13.53       (33,500)       9.36
Forfeited                                         (226,596)     26.94         (28,915)      31.93      (180,715)      39.09
                                                 ---------                  ---------                 ---------
Outstanding at end of year                       1,724,357      26.80       1,983,578       26.25     1,291,908       27.51
                                                 ---------                  ---------                 ---------
Options exercisable at end of year               1,085,026      28.95         798,258       30.43       536,583       28.09
Weighted-average fair value
  of options granted during the year                $14.89                     $10.96                    $10.75
---------------------------------------------------------------------------------------------------------------------------------

The Company applies Accounting Principle's Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for options granted since the initial public offering. Had compensation cost been determined based on the fair value of the 1996, 1997 and 1998 stock option grants consistent with the method of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, the Company's net income and net income per common share assuming dilution would have been reduced to the pro forma amounts indicated below:

                             1998        1997       1996
----------------------------------------------------------
NET INCOME
    As reported             $46,516     $42,781    $45,944
    Pro forma               $44,223     $40,245    $43,410

NET INCOME PER COMMON SHARE ASSUMING DILUTION
    As reported               $2.45       $2.05      $2.11
    Pro forma                 $2.33       $1.93      $2.00
----------------------------------------------------------

In determining the preceding pro forma amounts under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: expected volatility of 38, 38 and 46 percent; risk-free interest rates of 5.2 percent,
6.2 percent and 5.8 percent; expected lives of 6 years; and no expected dividends. The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future compensation costs. SFAS 123 does not apply to awards prior to 1995, and additional awards are anticipated.

The following table summarizes information about the Company's stock option plans at January 2, 1999:

                             Number          Weighted-Average                               Number
       Range of            Outstanding           Remaining        Weighted-Average        Exercisable      Weighted-Average
    Exercise Prices      at Jan. 2, 1999     Contractual Life      Exercise Price       at Jan. 2, 1999     Exercise Price
----------------------------------------------------------------------------------------------------------------------------
           $ 3.33             41,013             3.1 years             $ 3.33                41,013             $ 3.33
      18.00-21.47            907,830             7.9                    20.94               403,583              20.70
      21.48-37.75            775,514             6.8                    34.90               640,430              35.79
                           ---------                                                      ---------
                           1,724,357                                                      1,085,026
----------------------------------------------------------------------------------------------------------------------------

In addition to stock options granted under the Company's stock option plans, the Company granted options to purchase 30,000 shares of Common Stock to each of four members of the Company's Board of Directors in December 1992. During February 1993, the Company granted options to purchase 30,000 shares of Common Stock to one member of the Board of Directors. These options are not subject to a stock option plan. Such options are exercisable, have a term of ten years from the date of grant, and have an exercise price of $3.33 per share. During 1998, 1997 and 1996, members of the Board of Directors exercised 2,000, 95,000 and 5,000 options, respectively. At January 2, 1999, directors options to purchase 38,000 shares of Common Stock were exercisable at $3.33 per share.

SHAREHOLDER RIGHTS PLAN In April 1997, the Company adopted a shareholder rights plan. Under the shareholder rights plan, each shareholder received a dividend of one preferred share purchase right for each share held of the Company's common stock. Each right entitles the holder to purchase one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $100, subject to adjustment, or at the discretion of the Board of Directors of the Company, the right to purchase common stock of the Company at a 50% discount. The rights become exercisable only upon the occurrence of certain events involving a buyer acquiring 18.5% or greater beneficial ownership in the Company's common stock or the announcement of a tender offer or exchange offer which, if consummated, would give the buyer beneficial ownership of an 18.5% or greater position in the Company. Preferred share purchase rights owned by the buyer become null and void following this occurrence. The rights will expire April 2007, and the Company may redeem the rights at any time (prior to the occurrence of a specified event) at a price of one cent per right. If the Company is acquired in a merger or similar transaction after such an occurrence, all rights holders, except the buyer, will have the right to purchase stock in the buyer at a 50% discount.

11 INCOME PER COMMON SHARE

The following tables reconcile net income per common share and net income per common share assuming dilution:

                              1998          1997        1996
--------------------------------------------------------------------
Net income                    $46,516      $42,781      $45,944
Weighted-average
   number of shares
   outstanding             18,676,000   20,744,000   21,560,000
Net income per
   common share                 $2.49        $2.06        $2.13
--------------------------------------------------------------------
                              1998          1997        1996
--------------------------------------------------------------------
Net income                    $46,516      $42,781      $45,944
Weighted-average
   number of shares
   outstanding             18,676,000   20,744,000   21,560,000
Dilutive impact of
   options outstanding        284,000      152,000      199,000
--------------------------------------------------------------------
Weighted-average
   number of shares and
   potential dilutive
   shares outstanding      18,960,000   20,896,000   21,759,000
Net income per
   common share
   assuming dilution            $2.45        $2.05        $2.11
--------------------------------------------------------------------

Options to purchase 662,000 shares of common stock at exercise prices between $34 and $38 per share were outstanding at January 2, 1999, but were not included in the computation of net income per common share assuming dilution because the options exercise prices were greater than the average market price of the common stock.

MANAGEMENT'S RESPONSIBILITY FOR
FINANCIAL REPORTING

Management is responsible for the preparation and accuracy of the consolidated financial statements and other information included in this report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles using, where appropriate, management's best estimates and judgments.

The Company maintains an internal control structure that is adequate to provide reasonable assurance that the assets are safeguarded from loss or unauthorized use. This structure produces records adequate for preparation of financial information. We believe the Company's internal control structure is effective, and the cost of the internal control structure does not exceed the benefits obtained.

The Board of Directors reviews the financial statements and reporting practices of the Company through its Audit Committee, which is composed entirely of directors who are not officers or employees of the Company. The Audit Committee meets with the independent auditors and management to discuss audit scope and results and to consider internal control and financial reporting matters. The independent auditors have direct unrestricted access to the Audit Committee. The entire Board of Directors reviews the Company's financial performance and financial plan.


/s/ Susan E. Engel

Susan E. Engel
Chairwoman and Chief Executive Officer

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND
STOCKHOLDERS OF DEPARTMENT 56, INC.

We have audited the consolidated balance sheets of Department 56, Inc. and subsidiaries (the "Company") as of January 2, 1999 and January 3, 1998 and the related consolidated statements of income, cash flows and stockholders' equity for the years ended January 2, 1999, January 3, 1998, and December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 2, 1999 and January 3, 1998 and the results of its operations and its cash flows for the years ended January 2, 1999, January 3, 1998, and December 28, 1996 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
February 12, 1999, except for Note 4 thereto, as to which the date is March 19, 1999.

                        CORPORATE AND STOCKHOLDER INFORMATION

BOARD OF DIRECTORS

SUSAN E. ENGEL (1),(5)               GARY S. MATTHEWS (2)
CHAIRWOMAN AND                       PRESIDENT AND
CHIEF EXECUTIVE OFFICER              CHIEF EXECUTIVE OFFICER
DEPARTMENT 56, INC.                  DERBY CYCLE CORPORATION

JAY CHIAT (3)                        STEVEN G. ROTHMEIER (1),(2),(4)
INVESTOR/CONSULTANT                  CHAIRMAN AND
                                     CHIEF EXECUTIVE OFFICER
MAXINE CLARK (2),(3)                 GREAT NORTHERN CAPITAL
FOUNDER AND
CHIEF EXECUTIVE OFFICER              VIN WEBER (3),(4),(5)
BUILD-A-BEAR WORKSHOP                PARTNER
                                     CLARK & WEINSTOCK INC.
WM. BRIAN LITTLE (1),(3),(5)
PRIVATE INVESTOR                     (1) MEMBER OF EXECUTIVE COMMITTEE
                                     (2) MEMBER OF AUDIT COMMITTEE
                                     (3) MEMBER OF COMPENSATION COMMITTEE
                                     (4) MEMBER OF STOCK INCENTIVE COMMITTEE
                                     (5) MEMBER OF NOMINATING COMMITTEE




OFFICERS

SUSAN E. ENGEL                  TIMOTHY J. SCHUGEL
CHAIRWOMAN AND CHIEF            VICE PRESIDENT - FINANCE AND
EXECUTIVE OFFICER               SOURCING MANAGEMENT

DAVID W. DEWEY                  JOAN M. SERENA
EXECUTIVE VICE PRESIDENT -      SENIOR VICE PRESIDENT -
OVERSEAS OPERATIONS             CONSUMER AND DEALER
                                MARKETING
BRETT D. HEFFES
VICE PRESIDENT -                GREGORY G. SORENSEN
CORPORATE DEVELOPMENT           VICE PRESIDENT - MANAGEMENT
                                INFORMATION SYSTEMS
MARK R. KENNEDY
SENIOR VICE PRESIDENT AND       DAVID H. WEISER
CHIEF FINANCIAL OFFICER         SENIOR VICE PRESIDENT -
                                LEGAL/HUMAN RESOURCES AND
YEH-HUANG LIN                   SECRETARY
VICE PRESIDENT -
D56 TRADING                     BRUCE R. WOLLAK
                                VICE PRESIDENT -
ARETE PASSAS                    D56 SALES
EXECUTIVE VICE PRESIDENT -
MARKETING

ROBERT S. ROSE
VICE PRESIDENT -
DISTRIBUTION AND OPERATIONS



STOCKHOLDER INFORMATION

CORPORATE OFFICES               INDEPENDENT AUDITORS
One Village Place               Deloitte & Touche LLP
6436 City West Parkway
Eden Prairie, MN 55344          STOCK LISTING
                                New York Stock Exchange
TRANSFER AGENT                  Symbol "DFS"
Chase Mellon
Shareholders Service            ANNUAL MEETING
450 West 33rd Street            1:30 p.m.
New York, NY 10001              May 10, 1999
www.chasemellon.com             Mall of America
                                Playhouse Theater
                                Bloomington, MN

DEPARTMENT 56, INC. MARKET PRICE (PER SHARE)

1998                        HIGH    LOW
-------------------------------------------
First Quarter             $39.00  $26.63
-------------------------------------------
Second Quarter            $39.31  $32.19
-------------------------------------------
Third Quarter             $36.75  $26.25
-------------------------------------------
Fourth Quarter            $37.63  $22.94
-------------------------------------------

1997                       HIGH    LOW
-------------------------------------------
First Quarter             $24.75  $16.88
-------------------------------------------
Second Quarter            $23.00  $17.25
-------------------------------------------
Third Quarter             $29.81  $21.00
-------------------------------------------
Fourth Quarter            $31.75  $27.44
-------------------------------------------

Copies of Department 56's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by contacting Investor Relations, Department 56, Inc., (612) 944-5600.

As of February 25, 1999, there were 913 record holders of the Company's common stock.

CONSUMER INFORMATION

The dealer nearest you can be identified by calling our consumer information line at 1-800-LIT-TOWN (1-800-548-8696) or by accessing our Web site at www.D56.com. Our Web site also includes other consumer information.

"HARLEY-DAVIDSON" USED UNDER AUTHORITY OF THE HARLEY-DAVIDSON MOTOR COMPANY.

THE WIZARD OF OZ AND ALL RELATED CHARACTERS AND ELEMENTS ARE TRADEMARKS OF TURNER ENTERTAINMENT CO.(C)1999. JUDY GARLAND AS DOROTHY FROM THE WIZARD OF OZ.

"MADELINE" PROPERTY AND CHARACTERS USED UNDER LICENSE OF MADELINE AND BARBARA BEMELMANS, AND DIC ENTERTAINMENT, L.P.

"MCDONALD'S" USED UNDER LICENSE FROM MCDONALD'S CORPORATION.

"HERSHEY'S" USED UNDER LICENSE OF HERSHEY FOODS CORPORATION.

"FORD" USED UNDER LICENSE OF FORD MOTOR COMPANY.